Exhibit 99.1

ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2006 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars, unless otherwise indicated. Please refer to Note 23 to the 2006 Audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP.

This MD&A is current as of March 28, 2007. This MD&A is organized into five sections.

1	2	3	4	5
OVERVIEW	LIQUIDITY AND FINANCING	OPERATING ENVIRONMENT	ACCOUNTING POLICIES AND NON-GAAP MEASURES	ADDITIONAL FINANCIAL INFORMATION
2 Our Business 6 Our Strategy 6 Recent Industry Trends 7 Operating and Financial Results
29    Liquidity and Capital Resources

31    Interest Rate and Foreign Exchange Management

32    Outstanding Share Data

33    Dividends and Distributions

33    Commitments and Other Contractual Obligations

34    Off-Balance Sheet Arrangements
		34 Government Regulation and Regulatory Developments 38 Competition in our Business 39 Risks and Uncertainties Affecting our Business
43    Key Performance Indicators and Non-GAAP Measures

44    Critical Accounting Policies

46    Critical Accounting Estimates

47    New Accounting Standards

50    Recent Canadian Accounting Pronouncements

51    U.S. GAAP Differences

51    Intercompany and Related Party Transactions

55    Three-Year Summary of Financial Results

56    Summary of Seasonality and Quarterly Results

59    Controls and Procedures

60    Supplementary Information: Non-GAAP Calculations

In this MD&A, the terms “Cable and Telecom”, “we”, “us”, “our” and “the Company” refer to Rogers Cable Inc. and our subsidiaries as at December 31, 2006. References to “RCI” are to Rogers Communications Inc.; and, references to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries.

Throughout this release, percentage changes are calculated using numbers rounded to the decimal to which they appear.

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Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions generally constitute forward-looking statements. These forward-looking statements also include, but are not limited to, guidance relating to revenue, operating profit and property, plant and equipment expenditures, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of risk factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, the failure to achieve anticipated results from synergy initiatives, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, changes in law, litigation, tax matters, employee relations, pension issues and the level of competitive intensity amongst major competitors, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the section of this MD&A entitled “Risks and Uncertainties” and also the MD&A of RCI.

Additional Information

Additional information relating to us, including our Annual Information Form and discussions of our 2006 interim quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

1. OVERVIEW

Our Business

We are one of Canada’s largest providers of cable television, cable telephony and high-speed Internet access, and are also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies. Our business is comprised of the following four segments:

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Our Cable and Internet segment has 2.3 million basic cable subscribers at December 31, 2006, representing approximately 30% of basic cable subscribers in Canada. At December 31, 2006, we provided digital cable services to approximately 1.1 million households and high-speed Internet service to approximately 1.3 million residential subscribers.

Through our Rogers Home Phone segment, we offer local telephone and long distance services to residential customers with both voice-over-cable and circuit-switched technologies and have almost 716,000 subscriber lines as at December 31, 2006.

Our Rogers Business Solutions segment offers local and long distance telephone, enhanced voice and data services, and Internet Protocol (“IP”) access and application solutions to Canadian businesses and governments of all sizes, as well as making most of these offerings available on a wholesale basis to other telecommunications providers. At December 31, 2006, we had 205,000 local line equivalents and 31,000 broadband data circuits.

Our Rogers Retail (previously Rogers Video) segment offers digital video disc (“DVD”) and video game sales and rentals through Canada’s second largest chain of video rental stores. There were 297 stores at December 31, 2006, many of which provide customers with the ability to purchase any of the four prime residential Rogers’ services (cable television, Internet, telephone and wireless), to pay their Rogers’ bills, and to pick up or return Rogers digital and cable modem equipment. During January 2007, Rogers Retail acquired approximately 170 retail stores owned by Rogers Wireless Inc. (“Wireless”).

Beginning in 2007, our Cable and Internet and Rogers Home Phone segments will be combined to better align with management and internal reporting.

We are wholly owned by RCI. RCI is a diversified Canadian communications and media company which, in addition to its ownership of Cable and Telecom, provides wireless voice and data telecommunications services through its wholly owned subsidiary Wireless, Canada's only carrier operating on the world standard GSM technology platform; and provides radio, television broadcasting, televised shopping, publishing businesses and sports entertainment through Rogers Media Inc. (“Media”), collectively referred to herein as “Rogers” or the “Rogers group of companies”. RCI is publicly traded on the TSX (RCI.A and RCI.B), and on the NYSE (RG).

BASIS OF PRESENTATION

On July 1, 2005, RCI acquired 100% of Call-Net Enterprises Inc. (“Call-Net”) in a share for share transaction. Call-Net was subsequently renamed Rogers Telecom Holdings Inc. (“RTHI”). On January 9, 2006, ownership in the operating subsidiaries of RTHI and intercompany balances between RTHI and its subsidiaries were transferred from RTHI to Rogers Cable Inc.

In accordance with Canadian GAAP as it applies to such transfers of ownership interests within a group of companies subject to common control, the comparative figures presented in the consolidated financial statements and this MD&A have been restated to reflect the financial position and the results of operations of Cable and Telecom as if Rogers Cable Inc. and these former operating subsidiaries of RTHI had been combined since their inception. Therefore, the reported income of Cable and Telecom includes the income of these former operating subsidiaries of RTHI for all historical periods, rather than from the July 1, 2005 date when RCI acquired RTHI. Additionally, comparative balance sheet information at December 31, 2005 reflects the combined financial position of Rogers Cable Inc. and the operating subsidiaries of RTHI.

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Our Products and Services

We have highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Our Ontario cable systems, which comprise approximately 90% of our 2.3 million basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Our New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of our subscribers.

Through our technologically advanced broadband networks, we offer a diverse range of services, including analog and digital cable, residential Internet services, and voice-over-cable telephony services.

As at December 31, 2006, more than 85% of our overall network and 97% of our network in Ontario has been upgraded to transmit 860 MegaHertz (“MHz”) of bandwidth. With approximately 99% of our network offering digital cable services, we have a richly featured and highly-competitive video offer which includes high-definition television (“HDTV”), video-on-demand (“VOD”), subscription video-on-demand (“SVOD”), personal video recorders (“PVR”), time-shifted programming, pay-per-view (“PPV”) movies and events, as well as a significant line-up of digital specialty, multicultural and sports programming.

Our Internet services are available to over 97% of homes passed by our network. We offer multiple tiers of Internet services under the Rogers Yahoo! brand, differentiated largely by modem bandwidth settings.

Our voice-over-cable telephony services were introduced in July 2005 and have grown both in the number of subscribers and in the size of the geographic area where the service is available. At December 31, 2006, our voice-over-cable telephony services were available to approximately 90% of homes passed by our network.

We offer multi-product bundles at discounted rates to existing and new customers. These bundles allow customers to choose from among a range of cable, Internet, home phone voice-over-cable telephony and Wireless products and services, subject to, in some cases, minimum purchase and term commitments.

Our solutions in the business market offers local and long distance services, enhanced voice and data services, and IP application solutions, and we present several advantages to our business customers: a single flexible network that encompasses a range of access types from various digital subscriber technologies (“xDSL”) to Ethernet allowing a customer to tailor a solution to precisely match the requirements of each site; a migration path from legacy frame relay services, which delivers more bandwidth, more flexibility and a platform for emerging converged Internet protocol (“IP”) applications; and an opportunity to simplify customers’ data solutions, moving from disparate services to a single IP platform.

We also offer DVD and video game sales and rentals through Rogers Retail, Canada’s second largest chain of video rental stores. There were 297 stores at December 31, 2006. These stores also provide customers with the additional ability to acquire Cable and Telecom and Wireless products and services, to pay their cable television, Internet or Wireless bills and to pick up or return Rogers digital cable and Internet equipment.

Our Distribution

In addition to the Rogers Retail stores, as described above, we market our services through an extensive network of third party retail locations across our network footprint. Effective January 1, 2007, we acquired approximately 170 Wireless-owned retail locations. This segment, which is now known as Rogers Retail, will provide customers with a single direct retail channel featuring all of the wireless and cable products and services. In addition, we market our services and products through a variety of channels including outbound telemarketing, field agents, direct mail, television advertising and affinities. We also offer products and services and customer service via our e-business website, www.rogers.com.  The information contained in or connected to our website is not a part of and not incorporated into this MD&A.

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We market and sell our business products through a variety of channels including our own direct sales force, exclusive and non-exclusive agents as well as through business affinities and associations.

Our Networks

Our cable networks in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre-optic interconnections allow our multiple Ontario and New Brunswick cable systems to function as a single cable network. Our remaining subscribers in Newfoundland and Labrador, and New Brunswick are served by local head-ends. Our two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.

Our technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each region that we serve, are connected by inter-city fibre-optic systems carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic systems are generally constructed as rings that allow signals to flow in and out of each primary hub, or head-end, through two paths, providing protection from a fibre cut or other disruption. These high-capacity fibre-optic networks deliver high performance and reliability and have capacity for future growth in the form of dark fibre and unused optical wavelengths. Approximately 99% of the homes passed by our network are fed from primary hubs, or head-ends, which each serve on average 93,000 homes. The remaining 1% of the homes passed by our network are in smaller and more rural systems mostly in New Brunswick and Newfoundland and Labrador which are, on average, served by smaller primary hubs.

Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. We believe co-axial cable is a cost-effective and widely deployed means of carrying two-way television and broadband Internet services to residential subscribers.

Groups of an average of 495 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the-feeder (“FTTF”). The FTTF plant provides bandwidth up to 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. We believe the upstream bandwidth is ample to support multiple cable modem systems, cable telephony, and data traffic from interactive digital set-top terminals for at least the near term future. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node by what is called node-splitting. Fibre cable has been placed to permit a reduction of the average node size from 495 to 350 homes by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.

We believe that the 860 MHz FTTF architecture provides us with sufficient bandwidth for foreseeable growth in television, data, voice and other future services, extremely high picture quality, advanced two-way capability and network reliability. This architecture also allows for other emerging technologies such as switched video and MPEG4, and offers the ability to continue to expand service offerings on the existing infrastructure. In addition, our clustered network of cable systems served by regional head-ends facilitates our ability to rapidly introduce new services to large areas of subscribers. In new construction projects in major urban areas, we are now deploying a cable network architecture commonly referred to as fibre-to-the-curb (“FTTC”). This architecture provides improved reliability due to fewer active network devices being deployed. FTTC also provides greater capacity for future narrowcast services.

Our voice-over-cable telephony services are offered over an advanced broadband IP multimedia network layer deployed across our cable service areas. This network platform provides for a scalable primary line quality digital voice-over-cable telephony service utilizing Packet Cable and Data Over Cable Service Interface Specification (“DOCSIS”) standards, including network redundancy as well as multi-hour network and customer premises backup powering.

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To serve our telephony customers on circuit-switched platforms, we co-locate our equipment in the switch centres of the incumbent local phone companies (“ILECs”). At December 31, 2006, we were active in 175 co-locations in 60 municipalities in five of Canada’s most populous metropolitan areas in and around Vancouver, Calgary, Toronto, Ottawa, and Montreal. Many of these co-locations are connected to our local switches by metro area fibre networks (“MANs”). We also operate a North American transcontinental fibre-optic network extending over 16,000 route kilometres (10,000 route miles) providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets for the exchange of data and voice traffic. In Canada, the network extends from Vancouver in the West to Quebec City in the East. We also acquired various competitive local exchange carrier (“CLEC”) assets of Group Telecom/360Networks (“GT”) from Bell Canada in Ontario, Quebec and Newfoundland and Labrador. The assets include local, regional and long-haul fibre, transmission electronics and systems, GT’s hubs, points of presence (“POPs”) and ILEC co-locations, and switching infrastructure. Our network extends into the U.S. from Vancouver south to Seattle in the west, from the Manitoba-Minnesota border, through Minneapolis, Milwaukee and Chicago in the mid-west and from Toronto through Buffalo and Montreal through Albany to New York City in the east. We connected our North American network with Europe through international gateway switches in New York City, London, England, and a leased trans-Atlantic fibre facility.

Where we don’t have our own local facilities directly to a business customer’s premises, we provide our local services through a hybrid carrier strategy. We have deployed our own scalable switching and intelligent services infrastructure while using connections between our co-located equipment and customer premises, provided largely by other carriers.

Our Strategy

We seek to maximize subscribers, revenue, operating profit, and return on invested capital by leveraging our technologically advanced cable network to meet the information, entertainment and communications needs of our subscribers, from basic cable television to advanced two-way cable services, including digital cable, Internet access, voice-over-cable telephony service, PPV, VOD, SVOD, PVR and HDTV, as well as the expansion of our services into the business telecom and data networking market. The key elements of the strategy are as follows:

•     Clustering of cable systems in and around metropolitan areas;
•     Offering a wide selection of products and services;
•     Maintaining technologically advanced cable networks;
•     Continuing to focus on increased quality and reliability of service;
•     Leveraging our relationships within the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-
        selling and joint sales distribution initiatives as well as cost-reduction initiatives through infrastructure sharing;
•     Continuing to develop brand awareness and to promote the “Rogers” brand as a symbol of quality, innovation and value and of a diversified Canadian media and communications company;
•     Expanding the availability of our high-quality digital primary line voice-over-cable telephony service into most of the markets in our cable service areas; and
•     Further expanding into the business market by offering enhanced voice and data services and IP access and application solutions to Canadian businesses and governments of all sizes.

Recent Industry Trends

Investment in Improved Cable Television Networks and Expanded Service Offerings

In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of Internet, digital cable and voice-over-cable telephony services. These investments have enabled cable television companies to offer expanded packages of analog and digital cable television services, including VOD and SVOD; expanded analog and digital services, pay television packages, PVR, HDTV programming, multiple increasingly fast tiers of Internet services and telephony services.

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Increased Competition from Alternative Broadcasting Distribution Undertakings

As fully described in the Competition section of this MD&A, Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems.

Industry Consolidation and Growth of Facilities-Based Competitors

The Canadian telecommunications industry has seen a consolidation of players in the wireline industry with the acquisitions in 2004 and 2005 of GT by Bell Canada, Allstream by MTS and Call-Net by Rogers. Competition remains intense in the long distance markets with average price per minute continuing to decline year-over-year. Facilities-based competitors in the local telephone market have emerged in the residential and small and medium-sized business markets with the launch of competitive local telephone service by Canadian cable companies using their own last mile facilities in 2005. Until 2005, competitors to the ILECs made use of resold ILEC facilities and services to provide retail service in these markets. There has been very limited local facilities-based competition in the large enterprise market.

Growth of Internet Protocol Based Services

Another development has been the launch of Voice-over-Internet Protocol (“VoIP”) local services by non facilities-based providers in 2005 and 2006. These companies’ VoIP services are marketed to the subscribers of ILEC, cable and other companies’ high-speed Internet services and the providers include Vonage, Primus, Babytel, and others.

In the enterprise market, there is a continuing shift to IP-based services, in particular from asynchronous transfer mode (“ATM”) and frame relay (two common data networking technologies) to IP delivered through virtual private networking (“VPN”) services. This transition results in lower costs for both users and carriers.

Operating and Financial Results

Our significant accounting policies are contained in Note 2 to the 2006 Audited Consolidated Financial Statements. Certain of these policies, including new accounting policies, as well as estimates made by management in applying such policies, that we believe are especially critical are outlined in the sections below entitled “Critical Accounting Policies,” “Critical Accounting Estimates,” and “New Accounting Standards.”

We measure the success of our strategies using a number of key performance indicators, which are outlined in the section entitled “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

For purposes of this discussion, revenue has been classified according to the following categories:

•     Cable, which includes revenue derived from:

         •   analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties;
     and

          •   digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, VOD service fees, and revenue earned on the sale and rental of set-top terminals;

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•     Internet, which includes service revenues from residential Internet access service and modem sale and rental fees;

•     Rogers Home Phone, which includes revenues from residential local telephony service, long-distance and additional calling features;

•     Rogers Business Solutions, which includes local and long distance revenues, enhanced voice and data services revenue from business customers, as well as the sale of these offerings on a wholesale basis to other telecommunications providers; and

•     Rogers Retail, which includes the sale and rental of DVDs and video games and the sale of confectionary, as well as commissions Rogers Retail earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet, digital cable and cable telephony.

Operating expenses are segregated into the following categories for assessing business performance:

•     Sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs such as sales support and commissions as well as costs of operating, advertising and promoting the Rogers Retail chain;

•     Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service subscriber relationships, including:
  •   the monthly contracted payments for the acquisition of programming paid directly to the programming suppliers as well as to copyright collectives and the Canadian
 Programming Production Funds;
  •   Internet interconnectivity and usage charges and the cost of operating our Internet service;
  •   Intercarrier payments for interconnect to the local access and long distance carriers related to our cable and circuit-switched telephony service;
  •   technical service expenses, which includes the costs of operating and maintaining our cable networks as well as certain customer service activities such as installations and repair;
  •   customer care expenses, which include the costs associated with customer order-taking and billing inquiries;
  •   community television expenses, which consist of the costs to operate a series of local community-based television stations in our cable licenced systems;
  •   other general and administrative expenses;
  •   expenses related to the corporate management of the Rogers Retail stores;

•     Integration costs associated with combining Cable and Call-Net;

•     Cost of Rogers Retail sales, which is composed of store merchandise and depreciation related to the acquisition of DVDs and game rental assets; and

•     Management fees paid to RCI, which were terminated effective December 31, 2006;

In the cable industry in Canada, the demand for services, particularly Internet, digital television and cable telephony services, continues to grow and the variable costs associated with this growth, such as commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. As such, fluctuations in the number of activations of new subscribers from period to period result in fluctuations in sales and marketing expenses.

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Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Summarized Consolidated Financial Results

	Years Ended December 31,
(In millions of dollars, except margin)	2006	2005	% Chg

Operating revenue
Cable	$1,421	$1,299	9.4
Internet	523	441	18.6
Rogers Home Phone	355	300	18.3
Rogers Business Solutions	596	562	6.0
Rogers Retail	310	327	(5.2)
Intercompany eliminations	(4)	(4)	-
Total operating revenue	3,201	2,925	9.4

Operating expenses
Cable and Internet	1,111	1,015	9.5
Rogers Home Phone	345	263	31.2
Rogers Business Solutions	547	508	7.7
Rogers Retail (2)	303	309	(1.9)
Integration costs (3)	9	19	(52.6)
Management fees	64	41	56.1
Intercompany eliminations	(4)	(4)	-
Total operating expenses	2,375	2,151	10.4

Operating profit (1)
Cable and Internet	833	725	14.9
Rogers Home Phone	10	37	(73.0)
Rogers Business Solutions	49	54	(9.3)
Rogers Retail (2)	7	18	(61.1)
Integration costs (3)	(9)	(19)	(52.6)
Management fees	(64)	(41)	56.1
Total operating profit	826	774	6.7

Other expenses	(649)	(921)	(29.5)
Net income (loss) for the period	$177	$(147)	n/m

Operating profit margin: (1)
Cable and Internet	42.8%	41.7%
Rogers Home Phone	2.8%	12.3%
Rogers Business Solutions	8.2%	9.6%
Rogers Retail	2.3%	5.5%

Additions to property, plant and equipment ("PP&E") (1)
Cable and Internet	$492	$515	(4.5)
Rogers Home Phone	193	127	52.0
Rogers Business Solutions	98	85	15.3
Rogers Retail	11	15	(26.7)
Total additions to PP&E	$794	$742	7.0

(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2) Rogers Retail operating expenses for 2006 include a charge of $6 million related to the closure of 21 stores in the first quarter of 2006.
(3) Integration costs incurred relate to the integration of the operations of Call-Net.
n/m: not meaningful

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Operating Highlights For the Year Ended December 31, 2006

•	We increased our subscriber bases by 318,000 cable telephony subscribers, 155,000 high-speed residential Internet subscribers, 221,000 digital cable households, and 13,000 basic cable subscribers.

•
We concluded the final phase of a multi-staged transaction to acquire certain of the CLEC assets of Group Telecom/360Networks from Bell Canada, including approximately 3,400 route kilometres of multi-stranded local and regional fibre; voice and data switching infrastructure, and co-location, point-of-presence and hub sites in Ontario, Quebec, Nova Scotia, New Brunswick and Newfoundland.

•
We expanded our availability of high-speed Internet services across Canada. Portable Internet from Rogers Yahoo!, a fixed wireless offering, was made available in major cities across Canada, while ADSL2 high-speed Internet service was launched in Vancouver and other Ontario centres outside of our traditional cable footprint.

•	We announced Rogers Yahoo! High-Speed Extreme Plus Internet service, which offers customers speeds of up to 18 megabits per second.

•	We expanded the availability of our residential telephony service to approximately 90% of homes passed by our cable networks.

Total operating revenue increased $276 million or 9.4% from 2005, and total operating profit increased to $826 million or by $52 million, a 6.7% increase from 2005. See the following segment discussions for a detailed discussion of operating results.

SEGMENT REVIEW AND ANALYSIS

As discussed previously under the “Basis of Presentation”, the financial and operational information of Cable and Telecom presented for prior year periods are restated to reflect the financial position and results of operations as if Call-Net had been combined since its inception. Also, we report our results in the following segments effective January 2006: Cable and Internet; Rogers Home Phone (residential voice-over-cable telephony subscribers and circuit-switched telephony customers); Rogers Business Solutions (business telephony and data subscribers); and Rogers Retail.. Comparative figures have been reclassified to conform to this new segment reporting.

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CABLE AND INTERNET

Summarized Financial Results

	Years Ended December 31,
(In millions of dollars, except margin)	2006	2005	% Chg

Operating revenue
Cable	$1,421	$1,299	9.4
Internet	523	441	18.6
Total	1,944	1,740	11.7

Operating expenses
Sales and marketing expenses	123	122	0.8
Operating, general and administrative expenses	988	893	10.6
Total	1,111	1,015	9.5

Operating profit (1)	$833	$725	14.9
Operating profit margin (1)	42.8%	41.7%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Summarized Subscriber Results

	Years Ended December 31,
(Subscriber statistics in thousands, except ARPU)	2006	2005	Chg

Cable homes passed	3,480.8	3,387.5	93.3

Basic cable, net gain (1)	13.3	9.2	4.1
Basic cable subscribers	2,277.1	2,263.8	13.3
Core cable ARPU (2)	$52.37	$48.09	$4.28

Residential high-speed Internet, net additions (1)	154.8	205.0	(50.2)
Residential high-speed Internet subscribers(3)	1,291.0	1,136.2	154.8
Internet ARPU (2) (3)	$36.02	$35.04	$0.98

Digital terminals, net additions	357.7	344.0	13.7
Digital terminals in service	1,497.4	1,139.7	357.7
Digital households, net additions (1)	220.7	237.8	(17.1)
Digital households	1,134.0	913.3	220.7

(1)
Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is in accordance with the billing and subscriber agreement terms and conditions, had the impact of increasing net basic cable, Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, for the year ended December 31, 2005.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(3)	Residential high-speed Internet subscribers do not include residential ADSL and fixed wireless subscribers. The prior year high-speed Internet subscriber base was reduced by approximately 8,900 to reclassify non-residential customers into the Rogers Business Solutions segment.

11	Rogers Cable 2006 MD&A

Cable Revenue

The increase in Cable revenue in 2006 reflects a combination of price increases, growth in basic subscribers and growing penetration of our digital products. The price increases on service offerings effective March 2006 contributed to the year-over-year cable revenue growth by approximately $53 million. The remaining increase in revenue of $69 million is related mainly to the impact of the growth in basic and digital subscribers.

The basic subscriber base of nearly 2.3 million has increased by approximately 13,000 in 2006 and represents approximately 65.4% of homes passed. The digital subscriber base growth of 24.2% during 2006 to over 1.1 million households represents a 49.8% penetration of basic cable customers and was driven by increases in programming and the demand for our high-definition and personal video recorder digital equipment.

Internet (Residential) Revenue

The increase in Internet revenues from the corresponding period in 2005 primarily reflects the 13.6% year-over-year increase in the number of Internet subscribers combined with certain price increases for our Internet offerings. The price increases on our Internet offerings, effective March 2006, contributed to the year-over-year Internet revenue growth by approximately $29 million. The remaining increase in revenue is related mainly to the impact from the growth in subscribers. With the Internet subscriber base now at approximately 1.3 million, we have 37.1% penetration of high-speed Internet service as a percentage of homes passed by our cable networks.

Cable and Internet Operating Expenses and Operating Profit

Cable and Internet sales and marketing expenses were at a level consistent with the prior year. The increases in operating, general and administrative costs compared to the prior year were driven by the substantial increase in our digital cable and Internet penetration resulting in higher costs associated with programming content, Internet costs, customer care, technical service, network, and engineering costs associated with the support of the larger subscriber bases.

The increase in Cable and Internet operating profit and operating profit margins from 2005 reflects the growth in revenue which outpaced the growth in operating expenses.

12	Rogers Cable 2006 MD&A

ROGERS HOME PHONE

Summarized Financial Results

	Years Ended December 31,
(In millions of dollars, except margin)	2006	2005	% Chg

Operating revenue	$355	$300	18.3

Operating expenses
Sales and marketing expenses	96	45	113.3
Operating, general and administrative expenses	249	218	14.2
Total operating expenses	345	263	31.2

Operating profit (1)	$10	$37	(73.0)
Operating profit margin (1)	2.8%	12.3%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Summarized Subscriber Results

	Years Ended December 31,
(Subscriber statistics in thousands)	2006	2005	Chg

Cable telephony subscriber lines
Net additions (1)	318.0	47.9	270.1
Total cable telephony subscriber lines	365.9	47.9	318.0

Circuit-switched subscriber lines
Net additions (losses and migrations) (1)	(41.2)	79.8	(121.0)
Total circuit-switched subscriber lines	349.6	390.8	(41.2)

Total residential telephony subscriber lines	715.5	438.7	276.8

(1)	Includes approximately 36,700 migrations from circuit-switched to cable telephony during 2006.

Rogers Home Phone Revenue

The growth in Rogers Home Phone revenues in 2006 is mainly a result of the year-over-year growth in the cable telephony subscriber base partially offset by a decline in the number of circuit-switched local lines and a decline of approximately $18 million in long distance revenues. Approximately 36,700 of the decrease in circuit-switched subscriber lines is due to the migration of those lines from circuit-switched lines to cable telephony lines within our cable territory. Despite the decline in circuit-switched lines in the year, revenue increased by $11 million over 2005 due to a higher average number of circuit-switched lines during the year compared to 2005. The net growth in the Rogers Home Phone subscriber base contributed to incremental local service revenues of approximately $73 million during 2006.

Rogers Home Phone Operating Expenses and Operating Profit

The significant growth and expansion of both sales and marketing and operations associated with the launch of the cable telephony service and overall increase in subscribers drove the increases in operating expenses of $82 million during 2006.

13	Rogers Cable 2006 MD&A

The year-over-year decreases in the Rogers Home Phone operating profit and operating profit margins primarily reflect the additional costs associated with the scaling and rapid growth of our cable telephony service including investment in the awareness of the product, increased capacity to install and significantly higher customer acquisition costs.

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Years Ended December 31,
(In millions of dollars, except margin)	2006	2005	% Chg

Operating revenue	$596	$562	6.0

Operating expenses
Sales and marketing expenses	70	71	(1.4)
Operating, general and administrative expenses	477	437	9.2
Total operating expenses	547	508	7.7

Operating profit (1)	$49	$54	(9.3)
Operating profit margin (1)	8.2%	9.6%

(1)   As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Summarized Subscriber Results

	Years Ended December 31,
(Subscriber statistics in thousands)	2006	2005	Chg

Local line equivalents (1)
Net additions	33.4	17.5	15.9
Total local line equivalents	205.0	171.6	33.4

Broadband data circuits (2)
Net additions	9.5	6.2	3.3
Total broadband data circuits	31.0	21.5	9.5

(1)  Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each and includes both wholesale and retail customers.
(2)  Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3. The subscriber statistics for prior periods have been restated to include wholesale customers.

Rogers Business Solutions Revenue

The increase in Rogers Business Solutions (“RBS”) revenue reflects growth in each of data, local and long distance components of revenue. During 2006, data revenues grew by $12 million, local services grew by $10 million, and long distance grew by $12 million compared to 2005.

RBS ended the year with 205,000 local line equivalents and 31,000 broadband data circuits in service at December 31, 2006, representing year-over-year growth rates of 19.5% and 44.2%, respectively.

14	Rogers Cable 2006 MD&A

The increase in long distance revenue resulted from an increase in volume of 11% over 2005. Approximately 82% of the increase in long distance volume relates to increases in the intercompany sale of long distance to Wireless. The volume increases were partially offset by the ongoing decline in average revenue per minute, which decreased 6% in 2006.

RBS continues to focus on selling local and data products, especially IP-enabled solutions, thereby decreasing its reliance on long distance revenues. The combination of local and data revenue represented 56% of total revenue for 2006, with the growth in local and data revenue being offset by the declines in long distance revenue, excluding transactions with Wireless.

Rogers Business Solutions Operating Profit

Carrier charges, which are included in operating, general and administrative expenses, increased by $43 million to $342 million for 2006. Carrier charges represented approximately 57.5% of revenue in 2006, compared to 53.3% of revenue in 2005. The net increase in carrier charges is the result of higher volume, product mix changes, and regulatory changes.

Decreases of other operating, general and administrative expenses of $3 million in 2006 are related to scale efficiencies achieved across various functions.

Mainly due to the pricing pressures on long distance and the higher carrier costs and other general and administrative expenses, RBS operating profit margin decreased to 8.2% in 2006, compared to 9.6% in 2005.

ROGERS RETAIL (Previously Rogers Video)

Summarized Financial Results

	Years Ended December 31,
(In millions of dollars, except margin)	2006	2005	% Chg

Operating revenue	$310	$327	(5.2)

Operating expenses (1)	303	309	(1.9)

Operating profit (2)	$7	$18	(61.1)
Operating profit margin (2)	2.3%	5.5%

(1)     Operating, general and administrative expenses for 2006 include $6 million of costs related to the closure of 21 stores in the first quarter of 2006.
(2)     As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Retail Revenue

The decline in revenues at our Rogers Retail stores was primarily due to lower video rental and sales revenues. Initiatives were introduced to increase customers’ spending, which resulted in dollars per transaction increasing 13.0% in 2006 compared to 2005; however, same store customer transactions decreased 12.6%, compared to 2005 due to a decrease in total visits. Also, same store revenue declined 1.2% in 2006, compared to the prior year. Rogers Retail has recently taken additional steps with respect to its pricing and late-fee structures aimed at reversing the trend of lower same store customer transactions.

Rogers Retail Operating Expenses and Operating Profit

The year-over-year decline in Rogers Retail operating profit relates primarily to the decline in revenues and charges of approximately $6 million in 2006 associated with the closing of 21 stores in the first quarter of 2006.

15	Rogers Cable 2006 MD&A

Reconciliation of Operating Profit to Net Income (Loss)

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income (loss) as defined under Canadian GAAP. The following section should be read in conjunction with Note 3 to our 2006 Audited Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Years Ended December 31,
(In millions of dollars)	2006	2005	% Chg

Operating profit (1)	$826	$774	6.7
Depreciation and amortization	(662)	(627)	5.6
Operating income	164	147	11.6
Interest expense	(258)	(279)	(7.5)
Foreign exchange gain	1	1	-
Change in the fair value of derivative instruments	1	2	n/m
Other expense	-	(13)	n/m
Income tax reduction (expense)
Current	2	(5)	n/m
Future	267	-	n/m
Net income (loss) for the period	$177	$(147)	n/m

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

The significant changes in the items listed above are described below.

Depreciation and Amortization Expense

Depreciation and amortization expense was $35 million higher in 2006 compared to 2005. The increase primarily reflects the additional depreciation and amortization recognized on new property, plant and equipment expenditures.

Operating Income

Operating income for 2006 increased to $164 million, an increase of $17 million, or 11.6%, from the $147 million earned in 2005. The items to reconcile operating income to the income for the year are described below.

Interest Expense

Interest expense, including interest expense on intercompany debt, decreased by $21 million to $258 million over last year primarily due to the aggregate net repayments made under our bank credit facilities. See the section entitled “Liquidity and Capital Resources - Financing”.

16	Rogers Cable 2006 MD&A

Other Expense

During 2005, we redeemed U.S. $114 million of our 11% Senior Subordinated Guaranteed Debentures due 2015, with a loss on redemption of $10 million including the premium on redemption as well as the write-off of the related deferred financing costs. The remaining other expense in 2005 consisted of losses related to the securitization of receivables, partially offset by gains on various investments.

Income Taxes

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax ("LCT"). Due to the elimination of this tax during 2006, no amount has been expensed in respect of LCT in 2006. The recovery of $2 million recorded in 2006 relates primarily to the reduction of certain amounts previously accrued for income tax.

We recorded a net future income tax recovery in 2006 of $267 million. The future income tax recovery resulted primarily from a reduction of the valuation allowance. Based on management's assessment of the expected realization of future income tax assets, during 2006 we reduced the valuation allowance recorded against certain future income tax assets by $474 million to reflect that it is more likely than not that the future income tax assets will be realized. Approximately $226 million of the reduction in the valuation allowance related to future income tax assets of the former operating subsidiaries of RTHI which existed on the date of a financial reorganization and comprehensive revaluation in 2002. Accordingly, the reversal of this portion of the valuation allowance has been reflected as a reduction in intangible assets of $6 million and $220 million has been recorded as a reduction in the deficit in shareholders' equity, consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation.

Additions to PP&E

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. We categorize our additions to PP&E according to a standardized set of reporting categories that were developed and agreed upon by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Cable and Internet additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals and Internet and cable telephony modems and the associated installation costs;

•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs of our voice-over-cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing co-axial cable, fibre-optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

17	Rogers Cable 2006 MD&A

Summarized PP&E Additions

	Years Ended December 31,
(In millions of dollars)	2006	2005	% Chg

Cable and Internet(1)
Customer premise equipment	$230	$249	(7.6)
Scalable infrastructure	106	119	(10.9)
Line extensions	64	56	14.3
Upgrade and rebuild	10	3	n/m
Support capital	82	88	(6.8)
	492	515	(4.5)
Rogers Home Phone	193	127	52.0
Rogers Business Solutions (2)	98	85	15.3
Rogers Retail stores	11	15	(26.7)
Total Additions to PP&E	$794	$742	7.0

(1)     Included in Cable and Internet PP&E additions is integration expenses related to the integration of Call-Net of $28 million and $2 million, for the years ended December 31, 2006 and December 31, 2005, respectively.
(2)     Included in Rogers Business Solutions PP&E additions is integration expenses related to the integration of Call-Net of $15 million and $2 million, for the years ended December 31, 2006 and December 31,
2005, respectively.

The year-over-year increase in additions to PP&E is attributable to an increase in spending at Rogers Home Phone and Rogers Business Solutions, offset by lower spending at Cable and Internet and Rogers Retail.

The increase in additions to Rogers Home Phone PP&E compared to 2005 are primarily due to capacity on the cable network associated with the year-over-year increase in subscriber additions including related spending on customer premises equipment.

The increase in additions to Rogers Business Solutions PP&E compared to the prior year is primarily due to the completion of the final phase of the purchase of the GT assets from Bell Canada and other network enhancements.

18	Rogers Cable 2006 MD&A

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Summarized Consolidated Financial Results

	Years Ended December 31,
(In millions of dollars, except margin)	2005	2004	% Chg

Operating revenue
Cable	$1,299	$1,253	3.7
Internet	441	388	13.7
Rogers Home Phone	300	282	6.4
Rogers Business Solutions	562	527	6.6
Rogers Retail stores	327	317	3.2
Intercompany eliminations	(4)	(3)	33.3
Total operating revenue	2,925	2,764	5.8

Operating expenses
Cable and Internet	1,015	948	7.1
Rogers Home Phone	263	248	6.0
Rogers Business Solutions	508	474	7.2
Rogers Retail stores	309	289	6.9
Integration costs (2)	19	-	n/m
Management fees	41	39	5.1
Intercompany eliminations	(4)	(3)	33.3
Total operating expenses	2,151	1,995	7.8

Operating profit (1)
Cable and Internet	725	693	4.6
Rogers Home Phone	37	34	8.8
Rogers Business Solutions	54	53	1.9
Rogers Retail stores	18	28	(35.7)
Integration costs (2)	(19)	-	n/m
Management fees	(41)	(39)	5.1
Total operating profit	774	769	0.7

Other expenses	(921)	(954)	(3.5)
Net income (loss) for the period	$(147)	$(185)	(20.5)

Operating profit margin: (1)
Cable and Internet	41.7%	42.2%
Rogers Home Phone	12.3%	12.1%
Rogers Business Solutions	9.6%	10.1%
Rogers Retail stores	5.5%	8.8%

Additions to property, plant and equipment ("PP&E") (1)
Cable and Internet	$515	$457	12.7
Rogers Home Phone	127	122	4.1
Rogers Business Solutions	85	51	66.7
Rogers Retail stores	15	14	7.1
Total additions to PP&E	$742	$644	15.2

(1)     As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)     Integration costs incurred relate to the integration of the operations of Call-Net.

19	Rogers Cable 2006 MD&A

Operating Highlights For the Year Ended December 31, 2005

•
We increased our subscriber bases by the following: 205,000 Internet subscribers, 237,800 digital cable subscribers (households), 9,200 basic cable subscribers, and 47,900 cable telephony subscribers. These increases reflect the change in our practice as to when a subscriber is deactivated.

•
On July 1, 2005, we introduced our Rogers Home Phone voice-over-cable telephony service offering in the Greater Toronto Area. Rogers Home Phone voice-over-cable service was made available to some of our cable areas in Southwest Ontario and Ottawa in the fourth quarter of 2005.

•
We added further to our “Rogers on Demand” offerings by signing agreements with Sony Entertainment in February 2005 and Warner Brothers in October 2005 for access to their extensive content libraries. With these agreements, we now have studio agreements covering approximately 70% of current Hollywood film output and our customers can now access over 2,400 titles of on-demand content.

•	In April 2005, we celebrated the 10th anniversary of the launch of our high-speed Internet service and in the same month exceeded the one million subscriber threshold.

•	We further expanded our Internet offerings by including a comprehensive suite of security products.

•	We added to our leadership position in digital multicultural services by adding a further 14 program services.

•
We acquired most of the GT CLEC assets in New Brunswick and Nova Scotia from Bell Canada for $12.6 million.  We also acquired GT’s dark local fibre in Ontario and Quebec for $12.0 million.  We had an option to acquire the remaining lit and operational portion of the former Group Telecom network in Ontario, Quebec and Newfoundland and Labrador.  If the remaining option is exercised we would expect to close by the end of 2006.

Total operating revenue increased $161 million or 5.8% from 2004, and total operating profit increased $5 million, or 0.7%, to $774 million from 2004. See the following segment discussions for a detailed discussion of operating results.

SEGMENT REVIEW AND ANALYSIS

As discussed previously under “Basis of Presentation”, the financial and operational information of Cable and Telecom presented for prior year periods are restated to reflect the financial position and results of operations as if Call-Net had been combined since its inception.

20	Rogers Cable 2006 MD&A

CABLE AND INTERNET

Summarized Financial Results

	Years Ended December 31,
(In millions of dollars, except margin)	2005	2004	% Chg

Operating revenue
Cable	$1,299	$1,253	3.7
Internet	441	388	13.7
Total	1,740	1,641	6.0

Operating expenses
Sales and marketing expenses	122	121	0.8
Operating, general and administrative expenses	893	827	8.0
Total	1,015	948	7.1

Operating profit (1)	$725	$693	4.6
Operating profit margin (1)	41.7%	42.2%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Summarized Subscriber Results

	Years Ended December 31,
(Subscriber statistics in thousands, except ARPU)	2005	2004	Chg

Cable homes passed	3,387.5	3,291.1	96.4

Basic cable, net gain (loss) (1)	9.2	(14.8)	24.0
Basic cable subscribers	2,263.8	2,254.6	9.2
Core cable ARPU (2)	$48.09	$46.29	$1.80

Residential high-speed Internet, net additions (1)	205.0	153.4	51.6
Residential high-speed Internet subscribers (3)	1,136.2	931.2	205.0
Internet ARPU (2) (3)	$35.04	$37.25	$(2.21)

Digital terminals, net additions	344.0	182.1	161.9
Digital terminals in service	1,139.7	795.7	344.0
Digital households, net additions (1)	237.8	140.1	97.7
Digital households	913.3	675.4	237.9

(1)
Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is in accordance with the billing and subscriber agreement terms and conditions, had the impact of increasing net basic cable, Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, for the year ended December 31, 2005.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(3)	Internet subscribers and ARPU have been reclassified to include only residential subscribers.

21	Rogers Cable 2006 MD&A

Cable Revenue

The increases in Cable revenue in 2005 reflect price increases, the growth in basic subscribers, the growing penetration of our digital products, as well as our continued up-selling of customers into enhanced programming packages. These increases were partially offset by the impact of discounts associated with increasing adoption of our bundled offerings which offer a discount on price and to a decline in equipment revenues resulting primarily from a decrease in equipment rental prices. To mitigate impacts on ARPU and operating profit margins associated with bundled offering discounts, effective during the fourth quarter of 2005 we modified our Better Choice Bundles plans to reduce certain of the available discounts.

The basic subscriber base of nearly 2.3 million has increased by 9,200 in 2005. After considering the effect of adjusting for the one time impact of enforcing the 30 day billing for voluntary deactivating subscribers starting August 2005, net additions for 2005 decreased by only 300 during 2005, compared to a decline of 14,800 during 2004.

The digital subscriber base has grown by 35.2% during 2005 to 0.9 million subscribers. This represents a 40.3% penetration of basic cable customers. The demand for digital equipment combined with our Personal TV marketing campaign were contributors to the growth in our digital subscriber base of 237,800 households in 2005.

Internet (Residential) Revenue

The increases in Internet revenues from the corresponding period in 2004 is due to the marketing of our Rogers Yahoo! offering and Rogers Better Choice Bundle promotions, and the ability to attract customers with varying needs. This ability to meet the needs of the Internet consumer has resulted in an acceleration of net additions in 2005.

During the year, net Internet additions of 205,000 represented an increase of 33.6% compared to last year. With the Internet subscriber base at approximately 1.14 million, we have 50.2% Internet penetration of basic cable households, and 33.5% Internet penetration as a percentage of all homes passed by our cable networks.

Cable and Internet Operating Expenses and Operating Profit

The Cable and Internet sales and marketing expenditures grew only modestly as compared to the same period in 2004. Marketing expenditures were focused on multi-product promotions through the Better Choice Bundles and investment and promotion of our unique digital cable advantages versus satellite competitors. Additionally, we marketed the benefits and enhanced features provided by our Rogers Yahoo! Hi-Speed Internet product.

The year-over-year increase in total Cable and Internet operating, general and administrative expenses was primarily the result of increased customer service and support costs related to the growth in digital and Internet subscriber bases, as well as higher transit and content costs, also related to the increased subscriber bases.

The Cable and Internet operating profit margin decreased 0.5% to 41.7%, resulting from higher operating expenses described above. In the first quarter of 2006, we implemented price increases of between $2 to $5 from the published retail rates for certain of our cable and Internet product offerings to offset the increased operating, general and administrative expenses.

22	Rogers Cable 2006 MD&A

ROGERS HOME PHONE

Summarized Financial Results

	Years Ended December 31,
(In millions of dollars, except margin)	2005	2004	% Chg

Operating revenue	$300	$282	6.4

Operating expenses
Sales and marketing expenses	45	40	12.5
Operating, general and administrative expenses	218	208	4.8
Total operating expenses	263	248	6.0

Operating profit (1)	$37	$34	8.8
Operating profit margin (1)	12.3%	12.1%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Summarized Subscriber Results

	Years Ended December 31,
(Subscriber statistics in thousands)	2005	2004	Chg

Cable telephony subscriber lines
Net additions (1)	47.9	-	47.9
Total cable telephony subscriber lines	47.9	-	47.9

Circuit-switched subscriber lines
Net additions (losses and migrations) (1)	79.8	105.0	(25.2)
Total circuit-switched subscriber lines	390.8	311.0	79.8

Total residential telephony subscriber lines	438.7	311.0	127.7

(1)     Includes no migrations from circuit-switched to cable telephony in 2005.

Rogers Home Phone Revenue

The growth in Rogers Home Phone revenues in 2005 is mainly a result of incremental revenues from the launch of Rogers Home Phone voice-over-cable telephony service in July 2005 resulting in $5 million of revenue and 47,900 net lines, as well as the addition of 79,800 circuit-switched lines which contributed to a $38 million increase in revenue over 2004.

Partially offsetting the growth of the Rogers Home Phone local service revenue was a decline of approximately $25 million in long distance revenues in 2005, reflecting ongoing declines in long distance only customers, pricing and usage.

In addition, the Rogers Home Phone revenues in 2005 and 2004 included $10 million associated with the resale of Wireless‘ products and services. These subscribers and related revenues were transferred to Wireless in September 2005.

23	Rogers Cable 2006 MD&A

Rogers Home Phone Operating Expenses and Operating Profit

The $5 million increase in sales and marketing expenses related to the launch of the cable telephony service in 2005. Other operating expenses increased by $10 million in 2005 versus 2004 due to an overall increase in subscribers, as well as expenses related to the integration of Call-Net.

The modest year-over-year increases in both the Rogers Home Phone operating profit and operating profit margin primarily resulted from the increase in revenues and subscribers.

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Years Ended December 31,
(In millions of dollars, except margin)	2005	2004	% Chg

Operating revenue	$562	$527	6.6

Operating expenses
Sales and marketing expenses	71	63	12.7
Operating, general and administrative expenses	437	411	6.3
Total operating expenses	508	474	7.2

Operating profit (1)	$54	$53	1.9
Operating profit margin (1)	9.6%	10.1%

(1)      As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Summarized Subscriber Results

	Years Ended December 31,
(Subscriber statistics in thousands)	2005	2004	Chg

Local line equivalents (1)
Net additions	17.5	92.6	(75.1)
Total local line equivalents	171.6	154.1	17.5

Broadband data circuits (2)
Net additions	6.2	5.8	0.4
Total broadband data circuits	21.5	15.3	6.2

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL-x, E10/100/1000, OC-n and DS-n.

Rogers Business Solutions Revenue

The increase in Rogers Business Solutions revenues reflects growth in each of data and local products and a decline in the long distance components of revenue. During 2005, data and local revenues grew by $33 million each compared to 2004 and long distance declined by $31 million compared to 2004.

24	Rogers Cable 2006 MD&A

Rogers Business Solutions ended the year with 171,600 local line equivalents and 21,500 broadband data circuits in service at December 31, 2005, representing year-over-year growth rates of 11.4% and 40.5%, respectively.

Rogers Business Solutions continues to focus on selling local and data products, especially IP-enabled solutions, thereby decreasing its reliance on long distance revenues. The combination of local and data revenue represented 56% of total revenue for 2005 compared to 47% in 2004.

Rogers Business Solutions Operating Expenses and Operating Profit

Carrier charges, which are included in operating, general and administrative expenses, increased by $3 million to $299 million for 2005. Carrier charges represent approximately 53.7% of revenue in 2005, compared to 56.4% of revenue in 2004. The net decrease in carrier charges as a percentage of revenue is the result of regulatory relief and cost savings initiatives in 2005.

Increases of other operating, general and administrative expenses of $26 million in 2005 are related to additional costs incurred with supporting the additional volumes. Rogers Business Solutions margins decreased to 9.6% in 2005, compared to 10.1% in 2004 mainly due to the pricing pressures on long distance and other general and administrative expenses,.

ROGERS RETAIL

Summarized Financial Results

	Years Ended December 31,
(In millions of dollars, except margin)	2005	2004	% Chg

Operating revenue	$327	$317	3.2

Operating expenses	309	289	6.9

Operating profit (1)	$18	$28	(35.7)
Operating profit margin (1)	5.5%	8.8%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Retail Revenue

The decline in video rental and sales revenues at our Rogers Retail stores was primarily due to lower video rental and sales revenues, as well as aggressive competition. Offsetting the decline in rental and sales revenue for videos was wireless sales revenue which increased by $21 million mitigating the year-over-year decline in same store revenues. While both dollars per transaction and the number of stores increased, same store revenues decreased by 4.4% compared to the prior year due to fewer total visits in the period. Rogers Retail has launched a series of initiatives to counter competitive offerings, which include expanding our corporate gift-card offering, extended rental periods, a fastback payback program, and an online subscription mail-delivered DVD rental service.

Rogers Retail Operating Expenses and Operating Profit

The year-over-year decline in Rogers Retail operating profit and increase in operating costs relates primarily to higher cost of sales expenses associated with the incremental wireless sales and to game rentals attributable to the introduction of a new gaming system.

25	Rogers Cable 2006 MD&A

Reconciliation of Operating Profit to Loss

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with Note 3 to our 2006 Audited Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Years Ended December 31,
(In millions of dollars)	2005	2004	% Chg

Operating profit (1)	$774	$769	0.7
Depreciation and amortization	(627)	(631)	(0.6)
Operating income	147	138	6.5
Interest expense	(279)	(281)	(0.7)
Foreign exchange gain (loss)	1	(41)	n/m
Change in the fair value of derivative instruments	2	35	(94.3)
Loss on repayment of long-term debt	(10)	(18)	(44.4)
Other expense	(3)	(12)	(75.0)
Income tax expense
Current	(5)	(2)	n/m
Future	-	(4)	n/m
Loss for the period	$(147)	$(185)	(20.5)

(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

The significant changes in the items listed above are described more fully below.

Depreciation and Amortization Expense

The $4 million decrease in depreciation and amortization expense in 2005 relates to a lower amortization expense of $10 million for deferred pre-operating costs and the amortization of the net transitional gain of derivative instruments, whereas in 2004 we recorded an amortization expense related to a net transitional loss. These amounts were partially offset by increased depreciation expense related to PP&E.

Operating Income

Operating income for 2005 increased to $147 million, an increase of $9 million, or 6.5%, from the $138 million earned in 2004. The items to reconcile operating income to the loss for the year are described below.

Interest Expense

Interest expense, including interest expense on intercompany debt, remained consistent with the prior year due to the increased level of borrowing of intercompany debt and bank debt offset by a lower average cost of borrowing due to certain debt refinancings during 2004 and an increase in lower cost floating rate debt. See the section entitled “Liquidity and Capital Resources - Financing”.

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Foreign Exchange Gain (Loss)

The foreign exchange gain of $1 million in 2005 arose primarily from the strengthening of the Canadian dollar from $1.2036 at December 31, 2004 to $1.1659 as at December 31, 2005, as it favourably effected the translation of the unhedged portion of our U.S. dollar-denominated long-term debt. The unhedged portion of our U.S. denominated long-term debt was repaid in December 2005, see “Liquidity and Capital Resources - Financing” below for a discussion of this repayment. In 2004, despite the continuing strength in the Canadian dollar, we recorded a foreign exchange loss of $41 million arising primarily from the change in accounting policy for derivative instruments. We discontinued the treatment of cross-currency interest rate exchange agreements as hedges for the six month period ended June 30, 2004, a period during which the Canadian dollar weakened against the U.S. dollar. On July 1, 2004, we designated, for accounting purposes, the majority of our cross-currency interest rate exchange agreements as hedges of our U.S. dollar-denominated long-term debt, thereby mitigating our sensitivity to changes in the value of the Canadian dollar for the remainder of the year.

Change in the Fair Value of Derivative Instruments

For 2005, the change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges during the year resulted in a gain of $2 million. The decrease on a year over year basis is attributable to our change in accounting for derivative instruments in July 2004.

Loss on Repayment of Long-Term Debt

During 2005, we redeemed U.S. $114 million of our 11% Senior Subordinated Guaranteed Debentures due 2015. Our loss on redemption was $10 million including the premium on redemption as well as the write-off of the related deferred financing costs and other amounts.

Other Expense

During 2005, other expenses of $3 million relate primarily to losses on the sale of property, plant and equipment.

Additions to PP&E

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. We categorize our additions to PP&E according to a standardized set of reporting categories that were developed and agreed upon by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable and Internet additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals and Internet and cable telephony modems and the associated installation costs;

•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of our voice-over-cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing co-axial cable, fibre-optic network electronics; and

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•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized PP&E Additions

	Years Ended December 31,
(In millions of dollars)	2005	2004	% Chg

Cable and Internet (1)
Customer premise equipment	$249	$199	25.1
Scalable infrastructure	119	94	26.6
Line extensions	56	46	21.7
Upgrade and rebuild	3	41	(92.7)
Support capital	88	77	14.3
	515	457	12.7
Rogers Home Phone	127	122	4.1
Rogers Business Solutions (2)	85	51	66.7
Rogers Retail stores	15	14	7.1
Total Additions to PP&E	$742	$644	15.2

(1)	Included in Cable and Internet PP&E additions is integration expenses related to the integration of Call-Net of $2 million for the year ended December 31, 2005.
(2)	Included in Rogers Business Solutions PP&E additions is integration expenses related to the integration of Call-Net of $2 million for the year ended December 31, 2005.

The 15.2% year-over-year increase in additions to PP&E was attributable to an increase in spending across most categories of PP&E.

Spending on customer premises equipment increased $50 million due to the increase in digital households in 2005, as well as an increase of higher priced PVR and HDTV terminals.

Spending on scaleable infrastructure increased $25 million or 26.6% due to investments made in our IP, transport and digital networks while spending on line extensions increased $10 million due to the incremental investment made in the commercial Internet base.

The $11 million or 14.3% increase in support capital spending includes additional investments to our IT infrastructure. Spending on upgrade and rebuild decreased by $38 million in 2005 due to completion of the major activities related to our 860 MHz rebuild in 2004.

Total PP&E spending on the Rogers Home Phone initiative totalled $127 million in 2005, with the cumulative spending on cable telephony since 2004 being $249 million. With the launch of our voice-over-cable telephony service we have also added cable telephony modems to our asset base.

RBS spending increased by $34 million due to purchase of the GT CLEC assets in New Brunswick and Nova Scotia from Bell Canada and other network and IT enhancements.

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Employees

Remuneration represents a material portion of our expenses. At December 31, 2006, we had approximately 7,990 full-time equivalent employees. Total remuneration paid to employees (both full and part time) in 2006 was approximately $502 million, an increase of 11% from $452 million in 2005.

2. LIQUIDITY AND FINANCING

Liquidity and Capital Resources

Operations

For 2006, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from net income increased to $637 million from $555 million in 2005. The $82 million increase is primarily the result of the increase in operating profit of $52 million and the decrease in interest expense of $21 million.

Taking into account the changes in non-cash working capital items for 2006, cash generated from operations was $729 million compared to $520 million in 2005.

Funds raised in 2006, totalled $1,151 million, comprised of cash flow from operations of $729 million and $422 million aggregate net intercompany advances from RCI.

Net funds used during 2006 totalled approximately $1,154 million, the details of which include:

•	$759 million additions to PP&E, net of $35 million related to changes in non-cash working capital;

•	$267 million aggregate net repayment of outstanding advances under our bank credit facility;

•	Additions to Rogers Retail inventory of $49 million;

•	Capital distributions to RCI of $72 million, consisting of monthly distributions through 2006 of $6 million; and

•	Other aggregate net investments of $7 million, including the final phase of an acquisition of certain CLEC assets.

Taking into account the cash deficiency of $28 million at the beginning of the period, the cash deficiency at the end of the period was $31 million.

Financing

Our long-term debt is described in Note 13 to the 2006 Audited Consolidated Financial Statements. During 2006, the following financing activities took place. An aggregate net $267 million of debt was repaid, consisting of the net repayment of outstanding advances under our bank credit facility. An aggregate net $422 million of intercompany unsecured subordinated advances were advanced by RCI and we paid capital distributions to RCI totalling $72 million.

In July 2006, we entered into an amendment to our bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of our public debt indentures. This provision provides that if we have two investment grade ratings on our debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under our deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days prior notice by us. A similar amendment has also been made in each of our cross-currency interest rate exchange agreements.

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On March 6, 2007, Moody's Investors Service upgraded Cable and Telecom's senior secured debt rating to Baa3, and on February 27, 2007, Fitch Ratings upgraded Cable and Telecom's senior secured debt rating to BBB-. As a result, since March 6, 2007, Cable and Telecom has two required investment grade ratings on its senior secured debt, which allows Cable and Telecom, at its discretion, to release the security on all of its senior debt, as described above.

Covenant Compliance

The terms of the bank credit facility generally impose the most restrictive limitations on our operations and activities as compared to our public debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to operating profit. The Company is currently in compliance with all of the covenants under all of the debt instruments and expects to remain in compliance with all of these covenants. Based upon the most restrictive covenants at December 31, 2006, the Company could have borrowed approximately $3.1 billion of additional debt, of which approximately $1.0 billion could have been borrowed under our bank credit facility, which had no advances outstanding at December 31, 2006.

2007 Cash Requirements

We anticipate generating a net cash shortfall in 2007. In addition, our $450 million 7.60% Senior Secured Second Priority Notes matured in February 2007. We believe we will have sufficient capital resources to satisfy our cash funding requirements in 2007, taking into account cash from operations, the amount that is available under our $1.0 billion bank credit facility and intercompany advances from RCI.

Effective December 31, 2006, the payment of management fees to RCI was terminated. In addition, effective January 1, 2007 we will no longer distribute $6 million per month on a regular basis to RCI.

Required Principal Repayments

At December 31, 2006, the required repayments on all long-term debt in the next five years totalled $625 million, comprised mainly of the $450 million 7.60% Senior Secured Second Priority Notes due in 2007, which have since been repaid at maturity on February 6, 2007, and the $175 million 7.25% Senior Secured Second Priority Notes due in 2011. In addition, our bank credit facility, under which there were no advances outstanding at December 31, 2006, matures in 2010.

Credit Ratings

On March 6, 2007, Moody’s Investors Service upgraded the senior secured debt ratings of Cable and Telecom to Baa3 (from Ba1) and changed the ratings outlook to stable (from under review for possible upgrade). In addition, the corporate family rating for RCI was withdrawn (previously Ba1), as this benchmark rating for speculative grade companies is no longer applicable. On January 9, 2007, Moody’s upgraded the corporate family rating of RCI and the senior secured debt rating of Cable and Telecom to Ba1 (from Ba2) and the ratings outlook was changed to under review for possible upgrade (from positive outlook). On February 17, 2006, Moody’s increased the ratings on all of the Rogers public debt, including that of Cable and Telecom. The corporate family rating for RCI and the senior secured debt rating of Cable and Telecom were each increased to Ba2 (from Ba3) and each of these ratings had a positive outlook.

On February 27, 2007, Fitch Ratings increased the issuer default ratings for RCI and its subsidiaries, including Cable and Telecom, to BBB- (from BB) and increased the senior secured debt rating for Cable and Telecom to BBB- (from BB+) and the ratings outlook was revised to stable (from positive). On July 26, 2006, Fitch upgraded the ratings for Rogers public debt, including that of Cable and Telecom. The issuer default rating for each was increased to BB (from BB-), the senior secured debt rating for Cable and Telecom was affirmed at BB+ and the ratings outlook was increased to positive (from stable).

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On October 4, 2006, Standard & Poor’s Ratings Services raised the corporate credit rating of RCI and its subsidiaries, including Cable and Telecom, to BB+ with a stable outlook (from BB with a positive outlook). At the same time, the rating for Cable and Telecom’s senior secured debt was affirmed at BB+ and the outlook was revised to stable (from positive). On October 27, 2005, Standard & Poor’s revised its outlook on all of the Rogers public debt, including that of Cable and Telecom, to positive from stable.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The ratings on Cable and Telecom's senior secured debt of BBB- from Fitch and Baa3 from Moody's represent the minimum investment grade ratings.

The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes analysis.

During 2006, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. As a result, at December 31, 2006, 100% of our U.S. dollar-denominated debt continued to be hedged both on an economic basis and on an accounting basis.

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Hedged Position

(In millions of dollars, except percentages)	December 31, 2006			December 31, 2005

U.S. dollar-denominated long-term debt	US	$1,530		US	$1,530

Hedged with cross-currency interest rate exchange agreements	US	$1,530		US	$1,530

Hedged Exchange Rate		1.3837			1.3837

Percent Hedged		100.0	%(1)		100.0%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$2,742		Cdn	$3,010
Total long-term debt at fixed rates	Cdn	$2,742		Cdn	$2,742
Percent of long-term debt fixed		100.0%			91.1%

Weighted average interest rate on long-term debt		7.59%			7.38%

(1)     Pursuant to the requirements for hedge accounting under AcG-13, “Hedging Relationships”, at December 31, 2006, we accounted for 100% (2005 - 100%) of our cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt so that 100% (2005 - 100%) of our U.S. dollar-denominated debt was hedged on an accounting basis, as well as on an economic basis.
(2)     Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At December 31, 2006, all of our counterparties to these agreements are financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA+.

Because our operating income is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused substantial foreign exchange exposure. We have established a target of hedging at least 50% of our foreign exchange exposure through the use of instruments outlined above. We will continue to monitor our hedged position, on an economic basis, with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future, unwinding certain existing hedges or by entering into new cross-currency interest rate exchange agreements or by using other hedging instruments.

Since all of our U.S. dollar denominated long-term debt instruments are hedged for accounting purposes, changes in the foreign exchange rate would not impact the Canadian dollar net carrying value of long-term debt, our interest expense and earnings per share.

Outstanding Share Data

As of December 31, 2006, we had 100,000,000 Class A Common Shares, 118,116,003 Class B Common Shares, and 151,800 Seventh Preferred Shares outstanding. For additional detail on outstanding shares, refer to Note 17 to the 2006 Audited Consolidated Financial Statements.

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Dividends and Distributions

Beginning in 2003, we distributed $72 million as a return of capital to RCI. In January 2004, RCI directed us to establish, and we adopted, a distribution policy to distribute $6 million of cash per month to RCI on a regular basis beginning in January 2004. During 2004, we distributed $72 million to RCI under this distribution policy. These amounts were recorded as a reduction in the stated capital of our Class B Common shares. These distributions were permitted under all agreements governing our outstanding debt.

On November 9, 2004, we distributed $660 million to RCI as a return of capital. This distribution was recorded as a reduction in the stated capital of our Class B Common shares and was permitted under all agreements governing our outstanding debt.

We distributed $72 million during each of 2006 and 2005 to RCI under this distribution policy. These amounts were recorded as a reduction in the stated capital of our Class B Common shares. These distributions were permitted under all agreements governing our outstanding debt. Effective January 1, 2007, we will no longer distribute $6 million per month on a regular basis to RCI.

We paid dividends on the First Preferred Shares of nil, nil, nil, $5 million and $5 million in the years ended December 31, 2006, 2005, 2004, 2003, and 2002, respectively, and paid dividends on our Class A and Class B Common shares of nil, nil, nil, nil, and $58 million, in the years ended December 31, 2006, 2005, 2004, 2003, and 2002, respectively. These dividends were paid to RCI and a wholly owned subsidiary of RCI.

Commitments and Contractual Obligations

Contractual Obligations

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and derivative instruments are summarized below at December 31, 2006, and are further discussed in Notes 13, 14 and 20 to the 2006 Audited Consolidated Financial Statements.

Material Obligations Under Firm Contractual Arrangements

	Payments Due by Periods
(In millions of dollars)	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years	Total
Long-term debt	$450	$-	$175	$1,783	$2,408
Capital lease	1	-	-	-	1
Operating leases	77	133	109	65	384
Purchase obligations(1)	163	61	16	19	259
Derivative instruments	-	-	-	334	334
Total	$691	$194	$300	$2,201	$3,386

(1)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependent.

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Off-Balance Sheet Arrangements

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 21 to the 2006 Audited Consolidated Financial Statements.

Derivative Instruments

As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

Operating Leases

We have entered into operating leases for the rental of premises, distribution facilities, and other contracts. The effect of terminating any one lease agreement would not have an adverse effect on us as a whole. Refer to “Contractual Obligations” above and Note 20 to the 2006 Audited Consolidated Financial Statements.

3. OPERATING ENVIRONMENT

Government Regulation and Regulatory Developments

Substantially all of our business activities, except for our Rogers Retail stores are regulated by one or more of: the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”), the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.

Canadian Radio-television and Telecommunications Commission

Canadian broadcasting operations, including our cable television systems and television stations and specialty services, are licenced (or operated pursuant to an exemption order issued) and regulated by the CRTC pursuant to the Broadcasting Act. Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that Act. The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers which includes the regulation of Cable and Telecom’s Internet and telephone services.

Under the Telecommunications Act, the CRTC has the power to exempt any class of Canadian carrier from the application of the legislation if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. The CRTC also has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services.

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Cable and Telecom's retail services have been deregulated by the CRTC. Nevertheless, the CRTC continues to retain broad regulatory powers over Cable and Telecom under the Telecommunications Act, in particular with respect to interconnection to Cable and Telecom’s networks. However, Cable and Telecom’s major competitors, the ILECs, remain subject to CRTC regulation with respect to many of their services. How the ILECs comply with regulation as well as how the CRTC enforces its regulation against the ILECs could impact Cable and Telecom’s operations and financial condition. Because neither the CRTC nor the courts have interpreted certain aspects of the Telecommunications Act and its regulations, it is impossible to predict what impact, if any, these provisions will have on Cable and Telecom. Moreover, any change in policy, regulations or interpretations could have a material adverse effect on Cable and Telecom’s operations and financial condition and operating results. In addition, the CRTC’s decisions are subject to review under the Telecommunications Act at any time and may be appealed to the Federal Court of Appeal (Canada) within 30 days of a decision or challenged by a petition to the Federal Cabinet of Canada within 90 days of a decision.

Copyright Board of Canada

The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.

Industry Canada

The technical aspects of the operation of radio and television stations, the frequency-related operations of the cable television networks and the awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.

Restrictions on Non-Canadian Ownership and Control

Non-Canadians are permitted to own and control directly or indirectly up to 33⅓% of the voting shares and 33⅓% of the votes of a holding company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding-company or licencee-company level. The CRTC has the jurisdiction to determine as a question of fact whether a given licencee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as Wireless, and up to 33⅓% of the voting shares of a parent company, such as RCI, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled in fact by non-Canadians. Similar restrictions are contained in the Radiocommunication Act and associated regulations.

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report which opposed the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Industry and Heritage departments will convene to reconcile the two positions. We are not aware of any further legislative initiatives related to a reduction or change in foreign ownership restrictions, although the matter continues to be discussed in the media.

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Telecommunications Policy Report

On March 22, 2006, the report of the Telecommunications Policy Review Panel was released. The Panel was asked by the previous government to study Canadian telecommunications policy to make recommendations to improve the regulatory environment, expand broadband services to remote locations and further the deployment of information and communications technology in Canada. The report generally recommended greater reliance on market forces and a reduction in government regulation. The report recommends continued regulation of the incumbent wireline telephone companies in circumstances where they possess significant market power. We believe that such continued regulation is important to protect new entrants such as Cable and Telecom from anticompetitive conduct by incumbent providers until such time as competition is established. The report also recommends limiting the incumbent phone companies’ unbundled wholesale facilities that would be available to competitive providers on a wholesale basis. The report recommends that “essential” facilities should continue to be made available and that non-essential facilities should be available for a transition period of three to five years. The report also recommends transitioning radio spectrum regulation from Industry Canada to the CRTC, after Industry Canada completes a spectrum policy review that will consider various issues such as spectrum licence fees and streamlining the spectrum licencing process. Upon receiving the panel’s report, the Minister of Industry stated that he would review the report and that any steps towards implementation of the report’s recommendations would follow such review.

Distribution of Digital Television Signals

In November 2003, the CRTC released its policy framework for the distribution of digital television signals. Under the framework, cable operators are required to distribute the digital signal of a Canadian broadcaster once the signal is available over the air. Both the analog and digital versions of a Canadian television signal are to be distributed until 85% of the subscribers have digital set-top boxes or digital receivers. On June 15, 2006, the CRTC released its policy framework for the licencing and distribution of high-definition (“HD”) pay and specialty services. This framework is market-driven, with no mandated deadlines for services to convert to HD. Services that provide minimum thresholds of HD programming will be eligible to apply for a transitional HD licence, which will provide them with mandatory carriage by terrestrial digital broadcast distribution undertakings (“BDUs”) and genre protection. For English-language services, the thresholds are 50% during prime time and 30% over the broadcast day. For French and third-language services, the thresholds are 30% and 20%, respectively. The CRTC will not regulate wholesale rates nor channel placement for HD services. A separate proceeding will be launched to set the distribution rules for direct-to-home (“DTH”) satellite operators. Currently, programming services can amend their existing licences if they wish to carry some HD programming. However, access rights and genre protection are only granted to those services with HD transitional licences.

On January 7, 2005, the CRTC released a public notice calling for comments on the transition of analog pay and specialty services from analog distribution to digital distribution. A decision was released on February 28, 2006. The decision provides cable operators, such as us, with increased flexibility to package analog services in digital theme packages and in a la carte “pick packs”. The analog services must be sold in digital tiers which “mirror” the analog tiers until at least 2010 and in some circumstances, until 2013. The decision also allows entire analog tiers to be moved to digital once 85% of the customers who have that tier, have a digital box.

Review of Certain Aspects of the Regulatory Framework for Over-The-Air Television

The CRTC held a Public Hearing commencing on November 27, 2006 to review the regulatory framework for over-the-air television. The review considered the contributions which over-the-air television licencees should make to the production, acquisition and broadcast of high-quality Canadian programming. The review examined, among other things, the possibility of levying a fee for carriage against BDUs for the carriage of local over-the-air television signals. This proposal, if implemented, could significantly increase costs for broadcasting distribution undertakings including ours.

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Essential Facilities

In Telecom Decision 2002-34, the CRTC established a separate basket consisting of carrier services purchased by competitors from the ILECs, and ordered that they be priced at incremental cost plus a 15% mark-up. Telecom Decision 2002-34 and associated follow-up proceedings had significant immediate and potential impact on competitors, especially in reducing competitors’ carrier costs. In Telecom Decision CRTC 2004-5 the Commission directed the major ILECs to file Ethernet access and transport tariffs for use by competitors.

On February 3, 2005, the CRTC released Telecom Decision CRTC 2005-6 with respect to the ILECs’ Competitive Digital Network (“CDN”) services. The decision concluded the process that was initiated by the second Price Cap decision. In Decision 2005-6, the CRTC set the terms and conditions, as well as the rates that competitors will pay the ILECs for digital network services they rely on to provide services to their customers. In arriving at the decision, the Commission took into account: a) the competitors’ reliance on the telephone companies’ network facilities and services; b) the competitive supply that exists in the market place; c) the constraints competitors face in building their own networks; and d) the state of competition in the local market. Rates for access to low-speed services were set at cost plus 15%, while rates for high-speed services, (which are generally fibre-based), were reduced from their prior market level to cost plus a margin above 15%. The CRTC found that competitors still rely heavily on the facilities of the telephone companies and that by reducing the prices for underlying facilities, competitors will be able to offer services to more customers and in more regions, and that growth in their customer base and revenues will facilitate the expansion of their own networks.

On November 9, 2006 the CRTC issued Telecom Public Notice CRTC 2006-14; Review of regulatory framework for wholesale services and definition of essential service. This proceeding will consider a revised definition of essential service, and the classifications and pricing principles for essential and non-essential services made available by incumbent telephone companies, cable carriers and competitive local exchange carriers to other competitors at regulated rates (wholesale services). The proceeding will include an oral hearing in October of 2007 and a decision in 2008. Any reduction in the wholesale services available to us or any increase in the prices of those services as a result of this proceeding could have a serious and negative effect on our business plan.

Competitive Safeguards

Starting in late 2002, the CRTC issued a series of decisions that were intended to enforce competitive safeguards in the market in relation to the ILECs. These decisions limited the manner in which the ILECs can target competitors’ local customers for winback (Telecom Decision 2002-73), strengthened the rules regulating the manner in which they can bundle tariffed services with untariffed services (Telecom Decision 2002-58), suspended the ILECs’ rights to offer price promotions in respect of local services (PN 2003-1.1) and constrained the ability of the ILECs to use unregulated affiliates to avoid the competitive safeguards (Telecom Decision 2002-76). Subsequently, in Telecom Decision CRTC 2005-25, the CRTC determined that incumbent local exchange carrier promotions in the local wireline market are permitted, subject to a number of competitive safeguards.

In Telecom Decision CRTC 2004-4, the Commission granted our request to extend the ILECs’ winback restrictions from three months to twelve months and approved an education program to inform consumers of the existence of local competition. In Telecom Decisions 2004-21 and 2004-22, the CRTC directed Aliant and Bell Canada respectively to cease and desist violating the service bundling rules. In Telecom Decision CRTC 2006-15; Forbearance from the regulation of retail local exchange services, the Commission reduced the winback period to three months and set out conditions under which the winback rules will be lifted.

In Telecom Decision 2005-28-1, the CRTC determined that VoIP offerings by the incumbent telephone companies would continue to be regulated. On November 16, 2006, the Governor in Council issued Order in Council P.C. 2006-1314, which deregulated the provision of “access-independent VOIP services” offered by the incumbent telephone companies. These services are in areas in which access and service may be provided by distinct providers.

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Proposed Policy Direction to the CRTC on Telecommunications

On June 13, 2006, the Minister of Industry tabled a proposed Policy Direction on Telecommunications in Parliament. The Direction signals the Government’s intention to direct the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

CRTC Local Forbearance Decision

The CRTC released its Local Forbearance Decision on April 6, 2006. The incumbent phone companies will continue to be regulated until they lose 25% market share. The customer winback prohibition rules, which were reduced from twelve to three months, will be lifted when the incumbent phone companies lose 20% market share. The calculation of share loss is made separately for the residential and business segments, and also excludes market share lost to wireless. The market share in urban areas is measured over a census metropolitan area. In addition to the market share criteria, the phone companies have to comply with all the Quality of Service (“QoS”) indicators which govern the wholesale facilities provided to competitors, for six months. These QoS indicators are very important to unbundled loop resellers such as Rogers Business Solutions. In addition, the incumbent local exchange providers must provide Ethernet access and transport service to competitors and must interconnect their Operations Support Systems (“OSS”) with those of competitors. We believe that this decision is consistent with the assumptions made in the business planning for our local telephone service. Canada’s incumbent telephone companies have appealed the CRTC’s Local Forbearance Decision to the Federal Cabinet. On September 1, 2006, the CRTC released Telecom Public Notice 2006-12, Proceeding to reassess certain aspects of the local forbearance framework established in Decision 2006-15. The proceeding will consider whether the 25% market share loss deregulation threshold and the 20% winback prohibition threshold should be adjusted and whether wireless-only households should be included in the calculation of market share loss levels. On December 11, 2006, the Minister of Industry announced a proposed decision in the appeal of the CRTC’s forbearance decision. The proposed decision would deregulate the incumbent phone companies once a facilities-based competitor begins offering service. There would no longer be any requirement for any market share loss before the incumbents are deregulated in a market. Furthermore, the CRTC’s winback and promotions safeguards would be removed upon promulgation of the order. Comments on the proposed order were to be received by January 15, 2007. Issuance of this order would make it more difficult for our local telephone services to become established in the marketplace.

Competition in our Business

Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems, including two Canadian direct broadcast satellite service providers, U.S. direct broadcast satellite service providers, terrestrially-based video service providers, satellite master antenna television, and multi-channel, multi-point wireless distribution systems, as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals. Our objective is to offer the fullest possible range of programming and services to our customers, with a large, diverse and highly-competitive offering relative to Canadian service providers and other Canadian cable providers.

Our Internet access services compete generally with a number of other Internet Service Providers (“ISPs”) offering competing residential and commercial Internet access services. Many ISPs offer dial-up Internet access services that provide significantly reduced bandwidth capabilities compared to broadband technologies, such as cable modem or DSL. The Rogers Yahoo! Hi-Speed Internet Express and Internet Extreme services, where available, compete directly with Bell’s DSL Internet service in the Internet market in Ontario, and with the DSL Internet services of Aliant in New Brunswick and Newfoundland and Labrador.

We face emerging competition from utilities, such as hydroelectric companies, as these companies look to utilize their infrastructure to provide Internet and other services, such as VoIP, that may directly compete with our current and future service offerings. In addition, there are wireless technologies, such as WiFi and WiMax, that potentially could be deployed on a regional basis to provide wireless broadband Internet access to customers.

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Rogers Retail competes with other DVD and video game sales and rental store chains, such as Blockbuster Inc. and Wal-Mart Stores Inc., as well as individually owned and operated outlets and, more recently, online-based subscription rental services. Competition is principally based on location, price and availability of titles.

We compete with the incumbent telephone companies in Canada, including Bell, Telus, and MTS Allstream. We also compete with competitive suppliers of local, long distance, private line and data services using traditional circuit-switched and newer VoIP technologies.

One of the biggest forces for potential change in the telecommunications industry is the threat of substitution of the traditional wireline telephone by new technologies. Wireless is often cited as an eventual replacement for the standard home telephone, although experience shows that mobile phones are used primarily as second lines. The popularity of mobile phones among younger generations has resulted in some abandonment of wireline service, but these preferences are not likely to significantly challenge the prominence of the traditional wireline phone for many years.

In the business market, there is a continuing shift from ATM and frame relay (two common legacy data networking technologies) to IP delivered services through VPN services. This transition results in lower costs for both users and carriers. We are well positioned to benefit from this trend with one of the most advanced IP networking solutions available.

Risks and Uncertainties Affecting our Business

Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results as outlined below.

Our Business is Subject to Various Governmental Regulations Which Could Adversely Affect Our Results of Operations.

Our operations are subject to governmental regulations relating to, among other things, licencing, competition, programming and foreign ownership. A significant percentage of our business activities is regulated by the CRTC under the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, and accordingly our results of operations are affected by changes in regulations and decisions of the CRTC. Such regulation relates to, among other things, licencing, competition, the specific cable television programming services that we must distribute, as well as percentages of foreign ownership and control of cable television licences. In addition, our CRTC licences must be renewed from time to time and cannot be transferred without regulatory approval. The cable television systems are also required to obtain certain authorizations and to meet certain technical standards established by Industry Canada, pursuant to its authority under the Telecommunications Act and the Radiocommunication Act. Changes in regulation by the CRTC, Industry Canada or any other regulatory body could adversely affect our business and results of operations. In addition, the costs of providing any of our services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cyber-crime and lawful access.

Changes to the CRTC’s Regime for Local Telephone Competition Could Affect Our Delivery of Local Telephone Service.

The CRTC released its Local Forbearance Decision on April 6, 2006. The decision was consistent with the assumptions made in the business planning for our local telephone service. Canada’s incumbent telephone companies appealed the CRTC’s Local Forbearance Decision to the Federal Cabinet. On December 11, 2006, the Minister of Industry announced a proposed decision in the appeal of the CRTC’s forbearance decision. The proposed decision would deregulate the incumbent phone companies once a facilities-based competitor begins offering service. There would no longer be any requirement for any market share loss before the incumbents are deregulated in a market. Furthermore, the CRTC’s winback and promotions safeguards would be removed upon promulgation of the order, and the quality of service standards will be loosened. Comments on the proposed order were received on January 15, 2007. Issuance of this order will make it more difficult for our local telephone services to be established in the marketplace.

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We are Highly Dependent on Facilities and Services of the ILECs.

The telephony business is highly dependent on the availability of unbundled facilities acquired from incumbent telecom operators, pursuant to CRTC rules. On November 9, 2006 the CRTC commenced a proceeding entitled Review of regulatory framework for wholesale services and definition of essential service, in order to review these rules. Changes to these rules could severely affect the cost of operating these businesses.

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Our Costs and Adversely Affect Our Business.

We require access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association filed an application with the Ontario Energy Board (“OEB”) asking it to set a pole rate for all hydroelectric distributors in Ontario. The OEB accepted jurisdiction over this matter and set a rate of $22.35 per pole. In New Brunswick, the New Brunswick Public Utilities Board has accepted jurisdiction and set a rate of $18.00 per pole.

We Face Substantial Competition.

Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, home phone service providers, ISPs and video sales and rental services in Canada. We face competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. The ability to attract and retain customers is also highly dependent on the quality and reliability of service provided, as well as execution of business processes in relation to services provided by competitors.

The CRTC Broadcasting Distribution Regulations do not allow us or our competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems. CRTC winback rules also limit communications with customers in multiple dwelling unit buildings (“MDUs”) for ninety days after they have switched to a competitive supplier. In addition, there are restrictions on our ability to communicate with the residents of an MDU for ninety days after a competitive supplier signs an access agreement to provide service in the building. Approximately one-third of our basic cable subscribers are located in MDUs. These regulations and related policies could lead to competitive subscriber losses or pricing pressure in MDUs serviced by us, which could result in a reduction in our revenue.

We are Subject to Various Risks from Competing Technologies.

There are several technologies that may impact the way in which our services are delivered. These technologies include broadband, IP-based voice, data and video delivery services; the mass market deployment of optical fibre technologies to the residential and business markets; the deployment of broadband wireless access, and wireless services using radio frequency spectrum to which we may have limited access. These technologies may result in significantly different cost structures for the users of the technologies, and may consequently affect the long-term viability of certain of our currently deployed technologies. Some of these new technologies may allow competitors to enter our markets with similar products or services that may have lower cost structures. Some of these competitors may be larger with more access to financial resources than we have.

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We May Fail to Achieve Expected Revenue Growth From New and Advanced Products and Services.

We expect that a substantial portion of our future growth will be achieved from new and advanced cable, Internet, voice-over-cable telephony and other IP products and services. Accordingly, we have invested and continue to invest significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services and has invested and continues to invest significant resources in the development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable products and services that are offered. In addition, any initiatives to increase prices for our services may result in increased churn of our subscribers and a reduction in the total number of subscribers. Alternatively, we may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Our failure to retain existing subscribers while increasing pricing or to attract subscribers to new products and services, or our failure to keep pace with changing consumer preferences for cable products and services, could slow revenue growth and have a material adverse effect on our business and financial condition. In addition, our discounted bundled product and service offerings may fail to reduce churn and may have an adverse impact on our financial results.

If We Are Unable to Develop or Acquire Advanced Encryption Technology to Prevent Unauthorized Access to Our Programming, We Could Experience a Decline in Revenues.

We utilize encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. There can be no assurance that we will be able to effectively prevent unauthorized decoding of signals in the future. If we are unable to control cable access with our encryption technology, our subscription levels for digital programming including VOD and SVOD, as well as Rogers Retail rentals, may decline, which could result in a decline in our revenues.

Increasing Programming Costs Could Adversely Affect Our Results of Operations.

Our single most significant purchasing commitment is the total annual cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect our operating results if we are unable to pass such programming costs on to our subscribers.

We Are Highly Dependent Upon Information Technology Systems and the Inability to Enhance Our Systems or a Security Breach or Disaster Could Have an Adverse Impact on Our Financial Results and Operations.

The day-to-day operation of our business is highly dependent on information technology systems. An inability to enhance the information technology systems to accommodate additional customer growth and to support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.

In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. A portion of our employees and critical elements of our network infrastructure and information technology systems are located at either of two sites: the corporate offices in Toronto and our Toronto operations facility. In the event that we cannot access either of these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

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Network Failures Can Reduce Revenue and Impact Customer Service .

The failure of the network or a component of the network would, in some circumstances, result in an indefinite loss of service for our customers. In addition, we rely on business partners to complete certain calls. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.

We Have Substantial Debt and Interest Payment Requirements that May Restrict our Future Operations and Impair our Ability to Meet our Financial Obligations.

Our substantial debt may have important consequences. For instance, it could:

•    Make it more difficult for us to satisfy our financial obligations;

•    Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;

•    Increase our vulnerability to general adverse economic and industry conditions;

•    Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•     Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•    Limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

We are Controlled by RCI, Which May Lead to a Conflict Of Interest.

We are a wholly owned subsidiary of RCI as a result of its direct ownership of all of our capital stock. Accordingly, RCI can, subject to applicable law:

•    elect all of our directors;

•    cause individuals who are employees of or control RCI to be appointed as officers and directors of our company; and

•    otherwise control the outcome of virtually all matters required to be submitted to our shareholder.

RCI, as our sole shareholder, and the directors, officers and employees of RCI and its other subsidiaries who are our directors and officers, are in positions which may involve conflicts of interest with respect to various transactions concerning us. There can be no assurance that any such conflict will be resolved in our favour. In addition, actions taken by RCI and the financial condition of RCI, both matters over which we have no control, may affect us.

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We Are and Will Continue to Be Involved in Litigation.

There exist certain claims and potential claims agaist us, none of which is expected to have a material adverse effect on our consolidated financial position. We recognize liabilities for contingencies when a loss is probable and capable of being estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in the recognition of an additional liability.

We believe that we have adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits which would materially change the amount of current and future income tax assets and liabilities and could, in certain circumstances, result in assessment of interest and penalties.

4. ACCOUNTING POLICIES AND NON-GAAP MEASURES

Key Performance Indicators and Non-GAAP Measures

We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Subscriber Counts

We determine the number of subscribers to our services based on active subscribers. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are considered to be one subscriber regardless of the number of outlets served. When subscribers are deactivated either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued.

Internet, Rogers Home Phone and Rogers Business Solutions subscribers include only those subscribers with service installed, operating and on billing and excludes those subscribers who have subscribed to the service but for whom installation of the service was still pending.

Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the billing and subscriber agreement terms and conditions, had the impact of increasing net basic cable, Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, in the twelve months ended December 31, 2005

Average Revenue per User

The average revenue per subscriber (“ARPU”) is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher value subscribers. Refer to “Supplemental Information - Non-GAAP Calculations” for further details on this calculation.

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Operating Profit and Operating Profit Margin

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gain, change in fair value of derivative instruments, and other expense. When we calculate operating profit for each of our segments, we exclude the impact of management fees. Operating profit is a standard measure used in the cable and communications industry to assist in understanding and comparing operating results and is often referred to by our competitors as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or operating income before depreciation and amortization (“OIBDA”). We believe this is an important measure because it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allow us to compare our company to our competitors who have different capital or organizational structures. This measure is not a defined term under Canadian or U.S. GAAP. We calculate total operating profit margin before management fees by dividing operating profit by revenue. Refer to “Supplementary Information: Non-GAAP Calculations” for further details on this calculation.

Additions to PP&E

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the cable, Internet, and telephony business requires extensive and continual investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E directly impact our cash flow whereas depreciation and amortization are non-cash accounting measures required under Canadian and U.S. GAAP.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons. Our discussions of additions to PP&E as found in the sections entitled “Additions to PP&E” in the MD&A is based on the accrual basis.

Critical Accounting Policies

This MD&A has been prepared with reference to our 2006 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The Audit Committee reviews our accounting policies. The Audit Committee also reviews all quarterly and annual filings and recommends approval of our annual financial statements to our Board of Directors. For a detailed discussion of our accounting policies, see Note 2 to the 2006 Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us and critical accounting estimates are discussed in the sections “New Accounting Standards” and “Critical Accounting Estimates”, respectively.

Revenue Recognition

We consider revenue to be earned as services are performed, provided that ultimate collection is reasonably assured at the time of performance.

Our revenue is categorized into the following types:

•	Monthly subscriber fees in connection with cable, telephony, Internet services, and rental of equipment are recorded as revenue on a pro rata basis as the service is provided;

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•
Revenue from pay-per-view and video-on-demand services, video rentals, and other transactional sales of products are recorded as revenue as the services or products are delivered. Fees earned by the Rogers Retail stores segment in handling transactions of the cable services segment are recorded as charged. These fees are eliminated on consolidation;

•
Revenue from the sale of cable equipment is recorded when the equipment is delivered and accepted by the subscriber. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;

•
Installation fees charged to subscribers do not meet the criteria as a separate unit of accounting. Installation fees and the related cable, telephony or Internet service revenue are considered one unit of accounting. As a result, these fees are deferred and amortized over the related service period, which is estimated to be approximately 26 to 48 months based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to reconnects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful life of the related assets;

•	Multi-product discounts incurred as the cable, telephony and Internet products and services are provided are charged directly to the products and services to which they relate;

•
Revenue from the sale of Wireless products by Rogers Retail is recorded when the equipment is delivered and accepted by the customer. Additionally, the Rogers Retail stores segment earns commissions on the activation of new Wireless service subscriptions and commissions over the subscription period, which are recorded as earned; and

•
Revenue from telecommunication services is recognized based on either customer usage as measured by our switches or by contractual agreement when provided. We record provisions against related telecommunication service revenue for service discounts, promotions, achievement credits and incentives. These revenue allowances are based on estimates derived from factors that include, but are not limited to, historical results, current economic trends and changes in demand. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred or ratably over a contract period.

We offer certain products and services as part of multiple deliverable arrangements. We divide multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and our relevant revenue recognition policies are applied to them. We recognize revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, installation fee revenue and amounts received from subscribers related to services and subscriptions to be provided in future periods.

Subscriber Acquisition and Retention Costs

We operate within a highly-competitive industry and generally incur significant costs to attract new cable, Internet and telephony subscribers and to retain our existing subscribers. Subscriber acquisition and retention costs, including sales and marketing expenditures, provision of reduced priced services, and costs associated with the sale of customer premise equipment are expensed as incurred.

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A large percentage of the subscriber acquisition and retention costs, such as commissions are variable in nature and are directly related to the acquisition and renewal of a subscriber. In addition, subscriber acquisition and retention costs fluctuate based on the success of promotional activity and the seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.

Capitalization of Direct Labour and Overhead

During construction of new cable areas or during the rebuilding or upgrading of cable television systems, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Critical Accounting Estimates

This MD&A has been prepared with reference to our 2006 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

Useful Lives of PP&E

We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining these estimates, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly or in a different way than we have anticipated, we might have to shorten the estimated life of certain PP&E, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Capitalization of Direct Labour and Overhead

Certain direct labour and indirect costs associated with the acquisition, construction, development or betterment of our cable network are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on the rate per hour. Although interest costs are permitted to be capitalized during construction under Canadian GAAP, it is our policy not to capitalize interest.

Accrued Liabilities

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of accrued liabilities at the date of the financial statements and the reported amounts expensed during the year. Actual results could differ from those estimates.

Impairment of Goodwill, Indefinite-Lived Intangible Assets and Long-lived Assets

Indefinite-lived intangible assets, including goodwill, as well as long-lived assets, including PP&E, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both undiscounted and discounted net cash flow analyses to assess the recoverability of the carrying value of these assets and the fair value of both indefinite-lived and long-lived assets if applicable. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. If the undiscounted net cash flows associated with long-lived assets or the fair value of indefinite-lived intangible assets exceeds related carrying values, impairment losses measured as the excess of carrying value over fair value for long-lived assets and the excess of carrying value over the implied fair value of goodwill would have to be recognized.

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Income Tax Estimates

We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax exposure, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or a portion of our future income tax assets. Various considerations are reflected in this judgment including future profitability of related companies, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. As at December 31, 2006 and as detailed in Note 5 to our 2006 Audited Consolidated Financial Statements, we have non-capital tax loss carryforwards of approximately $1,388 million expiring at various times through 2026. Our net future income tax asset, prior to valuation allowances, totals approximately $535 million at December 31, 2006 (2005 - $549 million). A valuation allowance of $75 million has been provided against our net future income tax assets at the end of 2006, and a full valuation allowance was provided against our net future income tax assets in 2005.

Allowance for Doubtful Accounts

A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the customer is past due, and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.

New Accounting Standards

Stock-Based Compensation

In 2006, the Company adopted the provisions of Emerging Issues Committee (“EIC”) Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. Where a stock-based compensation plan contains provisions that allow an employee to continue vesting in a stock-based award after the employee has retired, EIC 162 requires that the compensation cost attributable to such an award be expensed immediately for employees who are eligible to retire at the date of grant. For an employee who will become eligible to retire during the vesting period of an award, EIC 162 requires that compensation cost be recognized as an expense over the period from the date of grant to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively to all stock-based compensation awards, with restatement of prior periods. The adoption of EIC 162 did not have a material impact on the consolidated financial statements.

Effective January 1, 2004, Canadian GAAP required us to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of stock options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $3 million, representing the expense for the 2002 and 2003 fiscal years. The offset to the retained earnings adjustment was an increase in contributed surplus.

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Accounting Changes

In 2006, the CICA issued Handbook Section 1506, Accounting Changes (“CICA 1506”). CICA 1506 prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard, to be adopted on January 1, 2007,  is not expected to have a material impact on the Company’s consolidated financial statements.
Non-monetary Transactions

In 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions, (“CICA 3831”) replacing Section 3830, Non-monetary Transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases, the transaction must be measured at the carrying value. The new requirements were effective for transactions occurring on or after January 1, 2006. This new standard has not had a material impact on the Company’s consolidated financial statements.

GAAP Hierarchy

In 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applied to our 2004 fiscal year. This section also provided guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

As a result we adopted a classified balance sheet presentation since we believe the historical industry practice of a declassified balance sheet presentation was no longer appropriate.

In addition, within our Consolidated Statement of Cash Flows, we reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of increasing (decreasing) our cash used in investing activities by ($10 million), ($6 million) and $47 million for the years ended December 31, 2004, 2003 and 2002, respectively. In all periods, the corresponding change was to non-cash working capital items within operating activities and for the years ended December 31, 2004, 2003 and 2002, this change had the impact of increasing (decreasing) cash used in investing activities by $10 million, $6 million and ($47 million), respectively.

Revenue Recognition

On January 1, 2004, we adopted new Canadian accounting standards, based on the CICA Emerging Issues Committee Abstracts 141 and 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and the classification of revenue and expenses have been made:

48	Rogers Cable 2006 MD&A

•
Installation fee revenue from both new connects and re-connects are deferred and amortized over the estimated life of the subscriber which we have determined to be approximately four years based on churn, transfers of service and moves. Re-connect installation costs up to the amount of installation revenue earned from re-connects are also deferred and amortized over the estimated life of the subscriber. At December 31, 2004, the revenue deferred with respect to installations was $8 million and the related deferred re-connection costs were $5 million.

•	Gross proceeds from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses. Revenue-based payments to MDU building owners are now recorded in operating, general and administration expenses rather than as a reduction of revenue.

Accounting for Derivative Instruments

Our cross-currency interest rate exchange agreements (“swaps”) are used to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.

Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 81.1% of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period were hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps which were designated as hedges.

In November 2001, the CICA issued Accounting Guideline 13 (“AcG-13”), and in November 2002, it amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting with application to all hedging relationships in effect on or after January 1, 2004. Effective, January 1, 2004, we determined that we would not account for our swaps as hedges for accounting purposes and consequently began to account for such swaps on a mark-to-market basis with resulting gains and losses recorded in or charged against income.

We adjusted the carrying value of these instruments from $198 million at December 31, 2003 to the fair value of $265 million on January 1, 2004. The corresponding transitional loss of $67 million was deferred and amortized to income over the remaining life of the underlying debt instruments.

This change resulted in the recognition in the Consolidated Statement of Income of an unrealized gain related to the change in fair value of the swaps of $40 million for the six months ended June 30, 2004. A loss of $55 million was also recognized for the six months ended June 30, 2004 related to the unrealized foreign exchange on the debt previously accounted for as being hedged.

Effective July 1, 2004, we met the requirements for hedge accounting under AcG-13 for certain of our instruments, and consequently, on a prospective basis, began to treat approximately US$1,533 million notional amount of an aggregate US$1,583 million notional amount of swaps (or 96.8%) as hedges against foreign fluctuations on US$1,533 million of US dollar- denominated debt.

A new transitional adjustment arising on the change from mark-to-mark accounting to hedge accounting was therefore calculated as at July 1, 2004 resulting in a deferred transitional gain of $20 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the swaps.

49	Rogers Cable 2006 MD&A

Recent Canadian Accounting Pronouncements

Financial Instruments

In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges. The new standards are effective for our interim and annual financial statements commencing January 1, 2007.

A new statement entitled “Consolidated Statement of Comprehensive Income (Loss)” will be added to our consolidated financial statements and will include net income (loss) as well as other comprehensive income (loss). Accumulated other comprehensive income (loss) will form part of shareholders’ equity.

Under these standards, all of our financial assets will be classified as available-for-sale or as loans and receivables, which along with all financial liabilities, will be carried at amortized cost using the effective interest method. Upon adoption, we have determined that none of our financial assets will be classified as available for sale, held-for-trading or held to maturity and none of our financial liabilities will be classified as held-for-trading.

All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately. The impact of remeasuring hedging derivatives at fair value on January 1, 2007 will be recognized in opening deficit and opening accumulated other comprehensive income (loss), as appropriate. The impact of remeasuring hedging derivatives on the consolidated financial statements on January 1, 2007 is estimated to be an increase in derivative instruments of approximately $273 million, an increase in opening deficit of $10 million and a decrease in opening accumulated other comprehensive income of $188 million, net of income taxes of approximately $75 million.

In addition, the unamortized deferred transitional gain of $12 million will be eliminated upon adoption, the impact of which is estimated to be an increase to opening deficit of $7 million, net of taxes of approximately $5 million.

We are currently assessing the impacts of the requirement to recongnize non-financial derivatives and embedded derivatives at fair value.

Effective January 1, 2007, we will record all financing costs for financial assets and financial liabilities in income as incurred. We had previously deferred these costs and amortized them over the term of the related debt. The carrying value of deferred costs at December 31, 2006 of $26 million, net of related income taxes, will be charged to opening deficit on transition on January 1, 2007.

In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation. These new standards will become effective for the Company beginning January 1, 2008. We are currently assessing the impact of these two new standards.

Capital Disclosures

In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new standard will be effective for us January 1, 2008.

50	Rogers Cable 2006 MD&A

U.S. GAAP Differences

We prepare our financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on our consolidated financial statements are described in Note 23 to the 2006 Audited Consolidated Financial Statements. The significant differences relate to:

•    Transfer of the Operating Subsidiaries of RTHI;
•    Pre-Operating costs;
•    Gain on sale of cable systems;
•    Interest capitalization and related depreciation impact;
•    Acquisition of Rogers Cable Atlantic;
•    Unrealized Holding Gains on Investments;
•    Financial instruments;
•    Installation revenues and costs; and
•    Stock-Based compensation.

5. ADDITIONAL FINANCIAL INFORMATION

Intercompany and Related Party Transactions

We have entered into a number of inter-company agreements with RCI, our parent company, and its other subsidiaries. These agreements govern the management, commercial and cost-sharing arrangements that we have with RCI and its other subsidiaries, including Wireless.

We monitor our intercompany and related party agreements to ensure the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. Our agreements with the Rogers group of companies have historically focused on areas of operations in which joint or combined services provide efficiencies of scale or other synergies. For example, RCI manages the customer call centre operations of both our Company and Wireless, with a goal of improving productivity, increasing service levels and reducing cost.

More recently, our arrangements with RCI and its other subsidiaries are increasingly focusing on sales and marketing activities. In addition, we continue to look for other operations and activities that we can share or jointly operate with other companies within the Rogers group. Recently, in January 2007, the Rogers Retail segment of Cable and Telecom acquired the approximately 170 Wireless-owned retail locations. This segment will provide our customers with a single direct retail channel. We also receive billing services from Wireless in connection with local and long distance telephone services. In the future, market conditions may require us to further strengthen our arrangements to better coordinate and integrate our operational activities with our affiliated companies. Any new arrangements will be entered into only if we believe such arrangements are in our best interests.

Any new arrangements are, and will be entered into only if we believe such arrangements are in our best interests. The definitive terms and conditions of the agreements relating to these arrangements are subject to the approval of the Audit Committee of our Board of Directors.

Arrangements with RCI

Management Services Agreement

Effective December 31, 2006, we terminated the management fee arrangements which had previously been in place between RCI and Cable and Telecom. Management fees will no longer be paid by Cable and Telecom to RCI. Such fees paid by Cable and Telecom to RCI totalled approximately $64 million in 2006. Previously, we had entered into a management services agreement with RCI under which RCI provided supplemental executive, administrative, financial, strategic planning, information technology and various other services to us. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of additions to PP&E proposals), treasury and investor relations services, service on our Board of Directors and on committees of our Board of Directors, and advice and assistance on relationships with employee groups, internal audits, purchasing and legal services. In return for these services, we agreed to pay RCI a monthly fee equal to 2% of our actual consolidated operating revenue. We also agreed to reimburse RCI for all out-of-pocket expenses incurred in respect of additional services not specifically covered by the management services agreement provided to us.

51	Rogers Cable 2006 MD&A

Customer Care Call Centres

We are a party to an agreement with RCI pursuant to which RCI provides customer service functions through its call centres. We pay RCI commissions for new subscriptions, products and service options purchased by subscribers through the call centres. We reimburse RCI for the cost of providing these services based on the actual costs incurred. Under the agreement, RCI is held accountable to meet performance targets as detailed in the agreement. In addition, we own certain assets used in the provision of services. This agreement is for an indefinite term and is terminable by either party upon 90 days’ notice.

Accounts Receivable

RCI manages certain aspects of our subscriber account collection activities. We are responsible, however, for the costs incurred in the collection and handling of our accounts.

Information Technology

RCI manages the information technology function for us, including the operation of our billing and customer care system. We reimburse RCI based on the actual costs incurred.

Other Cost Sharing and Services Agreements

We have entered into other cost sharing and services agreements with RCI and its subsidiaries in the areas of accounting, purchasing, human resources, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. Generally, these services are provided to us and other RCI subsidiaries by RCI and have renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs operating expenses and makes PP&E expenditures, these costs are typically reimbursed by us, on a cost recovery basis, in accordance with the services provided on our behalf by RCI.

Arrangements with Affiliated Companies

Invoicing of Common Customers

Pursuant to an agreement, Wireless purchases our accounts receivables and provides invoicing and subscriber account collection services for common subscribers who elect to receive a consolidated invoice for their various Rogers services and for all cable telephony subscribers. Wireless is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing receivables from us at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically.

52	Rogers Cable 2006 MD&A

Real Estate

In early January 2007, we transferred certain real property having a carrying value of approximately $43 million to RCI in exchange for cash consideration of $66 million, which represented fair value. In late December 2006, Wireless transferred the Rogers Campus (land and buildings) at fair market value to RCI. The Rogers Campus is comprised of the properties at 333 Bloor Street East and One Mount Pleasant Road in Toronto, Ontario. Previously, we leased, at market rates, office space from Wireless.

Wireless Services

We receive wireless services from Wireless. The fees we pay for such services are based on actual usage at market rates.

Distribution of Our Products and Services

Wireless has agreed to provide us with retail field support and to represent us in the promotion and sales of our products and services targeted at the business market. Under the retail field support agreement, Wireless pays retail sales representatives for achieving sales targets for cable products and services, and we reimburse Wireless for such payments.

Distribution of Wireless Products and Services

We have entered into an agreement with Wireless for the sale of Wireless products and services through Rogers Retail. We purchase products, at market rates, for resale from Wireless. We receive commissions equivalent to amounts Wireless pays to third-party distributors for new subscriptions. Effective in 2006, circuit-switched telephony will also be sold through Rogers Retail. Effective January 2007, the Rogers Retail segment of Cable and Telecom acquired the approximately 170 Wireless-owned retail locations with a carrying value of approximately $20 million, for cash consideration of $73 million, which represented fair value. This segment will provide customers with a single direct retail channel featuring all of our wireless and cable products and services. The combined operations will continue to be a segment of Cable and Telecom.

Transmission Facilities

We have entered into agreements with Wireless to share the construction and operating cost of certain co-located fibre-optic transmission and microwave facilities. The costs of those facilities are allocated based on usage or ownership, as applicable. Since there are significant fixed costs associated with these transmission links, we have achieved economies of scale by sharing these facilities with Wireless, resulting in reduced capital costs. In addition, we pay Wireless for the use of its data, circuits, data transmission and links. The price of these services is based on usage or ownership, as applicable. We carry certain long-distance traffic for Wireless, to the extent Wireless is unable to carry this traffic over its own facilities. This is done at commercial rates.

Advertising

We advertise our products and services through radio stations and other media outlets owned by Media. We receive a discount from the customary rates of Media. Media also has agreed to compensate us for the placement of advertising on two of our cable television channels.

Other Cost Sharing and Services Agreements

We pay Media a commission for services provided related to the administration of additional advertising space made available to us by various U.S. specialty programmers.

We pay Media programming fees for licenced programming service that they own. The fees paid are at market rates.

53	Rogers Cable 2006 MD&A

Summary of Charges from (to) Related Parties

The following table provides a summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts:

		Years Ended December 31,
	Financial Statement
(In millions of dollars)	Classification	2006	2005	2004

RCI:
Management fees	Management fees	$64	$41	$39
Interest on notes payable	Interest expense	35	19	1
Cost of shared operating expenses	Operating, general and administrative expenses ("OG&A")	201	97	84
Additions to PP&E	PP&E	72	52	16
		372	209	140
RTHI:
Interest expense	Interest expense	-	15	33
		-	15	33
Wireless:
Wireless products and services	OG&A	4	5	10
Wireless products and services for resale	Inventory/ Cost of Video store sales	35	44	22
Transmission facilities	OG&A	(1)	(1)	(2)
Rent expense	OG&A	6	5	4
Consolidated billing services	OG&A	9	6	4
Subscriber activation commissions and customer service	Operating revenue	(41)	(40)	(35)
Long distance income	Operating revenue	(31)	(16)	(4)
Cost of PP&E	Additions to PP&E	-	-	2
		(19)	3	1
Media:
Access fees	Operating revenue	(8)	(7)	(6)
Advertising and production costs	Sales and marketing expenses	2	1	2
Sales commissions	OG&A	1	1	1
Programming fees	OG&A	23	23	21
		18	18	18
Other:
Programming fees paid to related broadcasters	OG&A	19	18	19

We entered into certain transactions with companies, the partners or senior officers of which are or have been directors of our company or RCI. During the years ended December 31, 2006, 2005 and 2004, total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $1 million, $1 million and $1 million, respectively, and for interest charges, financing fees and telecommunications services aggregated nil, $13 million and $18 million, respectively. During the twelve months ended December 31, 2006, 2005 and 2004, the total amounts paid by us to these related parties aggregated to $1 million, $14 million and $19 million, respectively.

Our parent, RCI has negotiated an income tax settlement with the Canada Revenue Agency in respect of a reassessment received by RCI. In connection with the settlement, $90 million of non-capital income tax losses carried forward by us will be transferred to RCI. The utilization of our tax losses was recorded in the year as a distribution resulting in a $32 million charge to our contributed surplus.

54	Rogers Cable 2006 MD&A

Rogers Cable Inc. - Three-Year Summary of Financial Results
Years ended December 31
(In millions of dollars except per share amounts)	2006	2005	2004
Statement of Income Data (1)
Revenue
Cable	$1,421	$1,299	$1,253
Internet	523	441	388
Home Phone Service	355	300	282
Rogers Business Solutions	596	562	527
Rogers Retail stores	310	327	317
Intercompany eliminations	(4)	(4)	(3)
Total operating revenues	$3,201	$2,925	$2,764

Operating expenses
Cable and Internet	$1,111	$1,015	$948
Home Phone Service	345	263	248
Rogers Business Solutions	547	508	474
Rogers Retail stores	303	309	289
Integration, restructuring and other charges	9	19	-
Management fees	64	41	39
Intercompany eliminations	(4)	(4)	(3)
Total operating expenses	$2,375	$2,151	$1,995

Operating profit
Cable and Internet	$833	$725	$693
Home Phone Service	10	37	34
Rogers Business Solutions	49	54	53
Rogers Retail stores	7	18	28
Management fees	(64)	(41)	(39)
Integration, restructuring and other charges	(9)	(19)	-
Total operating profit (2)	$826	$774	$769

Depreciation and amortization	662	627	631
Operating income	164	147	138
Interest expense	(258)	(279)	(281)
Foreign exchange gain (loss)	1	1	(41)
Change in fair value of derivative instruments	1	2	35
Loss on repayment of long-term debt	-	(10)	(18)
Other income (expense), net	-	(3)	(12)
Income tax (expense) recovery	-		-
Future	267	-	-
Current	2	(5)	(6)
Net income (loss) for the period	$177	$(147)	$(185)

Basic and diluted earnings (loss) per share	$0.81	$(0.67)	$(0.85)

Operating profit margin % (2)	25.8	26.5	27.8

Other statistics:
Additions to PP&E (2)	$794	$742	$644
Property, plant and equipment	3,470	3,305	3,156
Total assets	5,245	4,614	4,441
Total long-term debt, including current portion (3)	2,409	2,677	2,955
Shareholder's equity (deficiency)	419	(507)	(1,132)

(1) In 2004, as a result of the adoption of new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense, certain reclassifications have been made for all periods presented. See the “New Accounting Standards - Revenue Recognition” section.
(2) As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(3) Total long-term debt, including current portion, has been presented to exclude the effect of our cross-currency interest rate exchange agreements.

55	Rogers Cable 2006 MD&A

Summary of Seasonality and Quarterly Results

Quarterly results and statistics for the previous eight quarters are outlined on following pages.

Our operational results are subject to modest seasonal fluctuations from quarter-to-quarter. Specifically, subscriber additions and disconnections are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Rogers Retail operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle. Rogers Home Phone and Rogers Business Solutions do not have any unique seasonal aspects to their business.

In addition to the seasonal trends in the Cable and Internet segment, the most notable trend was that of increasing revenues and operating profit. Our services revenue and operating profit increased primarily due to price increases, and increased penetration of our digital products and incremental programming packages. Similarly, the steady growth of Internet revenues has been the result of a greater penetration of Internet subscribers as a percentage of homes passed. The decrease in the Rogers Home Phone operating profit margins primarily reflect the additional costs associated with the scaling and rapid growth of our cable telephony service including increased sales and marketing expenses. The decrease in the Rogers Business Solutions operating profit margin reflects the pricing pressures on long distance and higher carrier costs. Rogers Retail revenue and operating profit have decreased due to decreased number of stores.

Other fluctuations in net income from quarter-to-quarter can also be attributed to interest expense, foreign exchange gains, changes in the fair value of derivative instruments, other expense, and income tax reduction (expense).

56	Rogers Cable 2006 MD&A

SUPPLEMENTARY INFORMATION:
Historical Quarterly Summary
	2006
(In millions of dollars except per share amounts)	Q1	Q2	Q3	Q4	FY

Operating Revenue
Cable	$342	$355	$357	$367	$1,421
Internet	122	131	132	138	523
Home Phone Service	79	86	91	99	355
Rogers Business Solutions	149	144	148	155	596
Rogers Retail stores	81	72	73	84	310
Intercompany eliminations	(1)	(1)	(1)	(1)	(4)
Total operating revenues	$772	$787	$800	$842	$3,201

Operating expenses
Cable and Internet	$268	$276	$280	$287	$1,111
Home Phone Service	75	81	93	96	345
Rogers Business Solutions	136	126	142	143	547
Rogers Retail stores	80	71	69	83	303
Integration, restructuring and other charges	3	2	1	3	9
Management fees	15	16	16	17	64
Intercompany eliminations	(1)	(1)	(1)	(1)	(4)
Total operating expenses	$576	$571	$600	$628	$2,375

Operating profit
Cable and Internet	$196	$210	$209	$218	$833
Home Phone Service	4	5	(2)	3	10
Rogers Business Solutions	13	18	6	12	49
Rogers Retail stores	1	1	4	1	7
Management fees	(15)	(16)	(16)	(17)	(64)
Integration, restructuring and other charges	(3)	(2)	(1)	(3)	(9)
Total operating profit (1)	$196	$216	$200	$214	$826

Depreciation and amortization	160	160	168	174	662
Operating income	36	56	32	40	164
Interest expense	(67)	(61)	(65)	(65)	(258)
Foreign exchange gain (loss)	(3)	4	3	(3)	1
Change in fair value of derivative instruments	-	-	-	1	1
Loss on repayment of long-term debt	-	-	-	-	-
Other income (expense)	-	-	(1)	1	-
Income tax (expense) recovery					-
Future	-	233	19	15	267
Current	(1)	1	-	2	2
Net income (loss) for the period	$(35)	$233	$(12)	$(9)	$177

Basic and diluted earnings (loss) per share	$(0.16)	$1.08	$(0.06)	$(0.05)	$0.81

Operating profit margin % (1)	25.4	27.4	25.0	25.4	25.8

Other statistics:
Additions to PP&E (1)	$112	$162	$207	$313	$794
Property, plant and equipment	3,263	3,275	3,316	3,470
Total assets	4,563	5,040	5,110	5,245
Total long-term debt, including current portion (2)	2,740	2,717	2,487	2,409
Shareholder's equity (deficiency)	90	507	445	419

(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(2) Total long-term debt, including current portion, has been presented to exclude the effect of our cross-currency interest rate exchange agreements.

57	Rogers Cable 2006 MD&A

SUPPLEMENTARY INFORMATION:
Historical Quarterly Summary
	2005
(In millions of dollars except per share amounts)	Q1	Q2	Q3	Q4	FY

Operating Revenue
Cable	$318	$319	$326	$336	$1,299
Internet	105	109	110	117	441
Home Phone Service	73	77	75	75	300
Rogers Business Solutions	141	139	139	143	562
Rogers Retail stores	84	75	77	91	327
Intercompany eliminations	(1)	(1)	(1)	(1)	(4)
Total operating revenues	$720	$718	$726	$761	$2,925

Operating expenses
Cable and Internet	$247	$254	$258	$256	$1,015
Home Phone Service	63	63	67	70	263
Rogers Business Solutions	129	127	124	128	508
Rogers Retail stores	76	72	73	88	309
Integration, restructuring and other charges	-	-	16	3	19
Management fees	10	10	10	11	41
Intercompany eliminations	(1)	(1)	(1)	(1)	(4)
Total operating expenses	$524	$525	$547	$555	$2,151

Operating profit
Cable and Internet	$176	$174	$178	$197	$725
Home Phone Service	10	14	8	5	37
Rogers Business Solutions	12	12	15	15	54
Rogers Retail stores	8	3	4	3	18
Management fees	(10)	(10)	(10)	(11)	(41)
Integration, restructuring and other charges	-	-	(16)	(3)	(19)
Total operating profit (1)	$196	$193	$179	$206	$774

Depreciation and amortization	161	152	155	159	627
Operating income	35	41	24	47	147
Interest expense	(77)	(72)	(65)	(65)	(279)
Foreign exchange gain (loss)	(1)	(4)	8	(2)	1
Change in fair value of derivative instruments	1	-	-	1	2
Loss on repayment of long-term debt	-	-	-	(10)	(10)
Other income (expense)	(2)	-	(1)	-	(3)
Income tax (expense) recovery
Future	-	-	-	-	-
Current	(2)	(1)	(1)	(1)	(5)
Net income (loss) for the period	$(46)	$(36)	$(35)	$(30)	$(147)

Basic and diluted earnings (loss) per share	$(0.17)	$(0.17)	$(0.15)	$(0.18)	$(0.67)

Operating profit margin % (1)	27.2	26.9	24.7	27.1	26.5

Other statistics:
Additions to PP&E (1)	$123	$202	$206	$211	$742
Property, plant and equipment	3,127	3,186	3,247	3,305
Total assets	4,355	4,429	4,538	4,614
Total long-term debt, including current portion (2)	2,996	2,751	2,737	2,677
Shareholder's equity (deficiency)	(1,185)	(404)	(448)	(507)

(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(2) Total long-term debt, including current portion, has been presented to exclude the effect of our cross-currency interest rate exchange agreements.

58	Rogers Cable 2006 MD&A

Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures

The implementation of a new integrated Oracle based financial system during the year allowed us to take steps to strengthen our internal controls over financial reporting. We believe that additional changes to the control processes and procedures over accounts payable and certain accrued liabilities, which were finalized in the fourth quarter, have enhanced our system of internal controls.

59	Rogers Cable 2006 MD&A

SUPPLEMENTARY INFORMATION
Non-GAAP Calculations(1)

(In millions of dollars, subscribers in thousands,	Years Ended December 31,
except ARPU figures and operating profit margin)	2006	2005

Core cable ARPU
Core cable revenue	$1,421	$1,299
Divided by: average basic cable subscribers	2,261.3	2,251.0
Divided by: 12 months	12	12
	$52.37	$48.09

Internet ARPU
Internet revenue(1)	$523	$441
Less: dial-up Internet revenue	(5)	$(9)
	$518	$432
Divided by: average Internet (residential) subscribers	1,198.4	1,027.4
Divided by: 12 months	12	12
	$36.02	$35.04

Cable and Internet:
Operating profit (before management fees)	$833	$725
Divided by revenue	1,944	1,740
Cable and internet operating profit margin	42.8%	41.7%

Rogers Home Phone:
Operating profit (before management fees)	$10	$37
Divided by revenue	355	300
Rogers Home Phone operating profit margin	2.8%	12.3%

Rogers Business Solutions:
Operating profit (before management fees)	$49	$54
Divided by revenue	596	562
Rogers Business Solutions operating profit margin	8.2%	9.6%

Rogers Retail Stores:
Operating profit (2)	$7	$18
Divided by revenue	310	327
Rogers Retail Stores operating profit margin	2.3%	5.5%

Customer relationships (unique):
Basic cable customers	2,277.1	2,263.8
Internet subscribers	1,291.0	1,136.2
Less: subscribers to both basic cable and Internet	(1,107.1)	(988.5)
	2,461.0	2,411.5

(1) For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.
(2) Rogers Retail operating expenses for 2006 include a charge of $6 million related to the closure of 21 stores in the first quarter of 2006.

60	Rogers Cable 2006 MD&A

Consolidated Financial Statements

ROGERS CABLE INC.

Years ended December 31, 2004, 2005 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Rogers Cable Inc.

We have audited the accompanying consolidated balance sheets of Rogers Cable Inc. and subsidiaries as of December 31, 2005 and 2006 and the related consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 23 to the consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada

March 9, 2007

ROGERS CABLE INC.
Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
	(Restated -note 2(b))	(Restated -note 2(b))
Operating revenue (note 3(b))	$2,764	$2,925	$3,201
Cost of Rogers Retail store sales	146	158	153
Sales and marketing expenses	349	370	413
Operating, general and administrative expenses	1,461	1,563	1,730
Rogers Retail store closure expenses (note 4)	-	-	6
Integration expenses (note 2(b))	-	19	9
Management fees (note 19(b)(i))	39	41	64
Depreciation and amortization	631	627	662
Operating income	138	147	164
Interest expense:
Long-term debt	247	245	223
Notes payable to parent and affiliated company (note 12)	34	34	35

	281	279	258

	(143)	(132)	(94)
Loss on repayment of long-term debt (note 13(c))	(18)	(10)	-
Foreign exchange gain (loss) (note 2(h))	(41)	1	1
Change in fair value of derivative instruments	35	2	1
Other expense	(12)	(3)	-
Loss before income taxes	(179)	(142)	(92)
Income tax expense (reduction) (note 5):
Current	2	5	(2)
Future	4	-	(267)
	6	5	(269)
Net income (loss) for the year	$(185)	$(147)	$177
Net income (loss) per share -basic and diluted (note 6)	$(0.85)	$(0.67)	$0.81

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Balance Sheets
(In millions of Canadian dollars)

December 31, 2005 and 2006

	2005	2006
	(Restated -note 2 b))
Assets
Current assets:
Accounts receivable, net of allowance for doubtful accounts of $14 at December 31, 2005 and 2006	$187	$200
Other current assets (note 7)	90	87
Due from affiliated companies (note 19(a))	-	29
	277	316
Property, plant and equipment (note 8)	3,305	3,470
Goodwill	926	926
Intangible assets (note 9)	20	-
Deferred charges (note 10)	56	50
Future income tax asset (note 5)	-	460
Other long-term assets (note 11)	30	23
	$4,614	$5,245
Liabilities and Shareholder's Equity (Deficiency)
Current liabilities:
Bank advances, arising from outstanding cheques	$28	$31
Accounts payable and accrued liabilities	423	562
Notes payable to parent and affiliated company (note 12)	1,568	1,358
Current portion of long-term debt (notes 13 and 24)	1	451
Current portion of derivative instruments (note 14)	1	-
Due to parent and affiliated companies (note 19(a))	23	39
Unearned revenue	53	81
	2,097	2,522
Long-term debt (notes 13 and 24)	2,676	1,958
Derivative instruments (note 14)	348	346
	3,024	2,304
Shareholder's equity (deficiency) (note 17)	(507)	419
	$4,614	$5,245
Commitments (note 20)
Guarantees (note 21)
Contingent liabilities (note 22)
Canadian and United States accounting policy differences (note 23)
Subsequent events (note 24)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Edward S. Rogers, O.C.	Director	/s/ Ronald D. Besse	Director

ROGERS CABLE INC.
Consolidated Statements of Deficit
(In millions of Canadian dollars)

Years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
Deficit, beginning of year:
As previously reported	$(1,954)	$(2,044)	$(3,181)
Adjustment related to the transfer of the operating subsidiaries of Rogers Telecom Holdings Inc. (note 2(b)(i))	(892)	(987)	-

Change in accounting policy related to stock-based compensation (note 2(e))	(3)	(3)	-
Adjustment related to future income taxes (note 5)	-	-	220
As restated	(2,849)	(3,034)	(2,961)
Net income (loss) for the year	(185)	(147)	177
Deficit, end of year	$(3,034)	$(3,181)	$(2,784)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Statements of Cash Flows
(In millions of Canadian dollars)

Years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
	(Restated -note 2(b))	(Restated -note 2(b))
Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$(185)	$(147)	$177
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	631	627	662
Rogers Retail inventory depreciation	62	64	49
Future income taxes (note 5)	4	-	(267)
Rogers Retail store closures (note 4)	-	-	3
Unrealized foreign exchange loss (gain)	42	(3)	-
Change in fair value of derivative instruments	(35)	(2)	(1)
Loss on repayment of long-term debt (note 13(c))	18	10	-
Stock-based compensation expense	6	8	11
Other	4	(2)	3
	547	555	637
Change in non-cash working capital items (note 18(a))	(87)	(35)	92
	460	520	729
Investing activities:
Additions to property, plant and equipment	(644)	(742)	(794)
Change in non-cash working capital items related to property, plant and equipment	10	(25)	35
Additions to Rogers Retail inventory	(62)	(68)	(49)
Pre-operating costs incurred	(3)	(11)	-
Other	2	(28)	(7)
	(697)	(874)	(815)
Financing activities:
Issue of long-term debt	2,031	778	214
Repayment of long-term debt	(1,395)	(996)	(481)
Premium on early repayment of long-term debt (note 13(c))	(15)	(7)	-
Financing costs incurred	(14)	(3)	-
Capital distribution to Rogers Communications Inc. (note 17)	(732)	(72)	(72)
Issue of notes payable to Rogers Communications Inc. (note 12)	241	794	577
Repayment of notes payable to Rogers Communications Inc. (note 12)	-	(98)	(155)
Proceeds on termination of cross-currency interest rate exchange agreements (note 14)	-	402	-
Payment on termination of cross-currency interest rate exchange agreements (note 14)	-	(471)	-
	116	327	83
Decrease in cash and cash equivalents	(121)	(27)	(3)
Cash and cash equivalents (deficiency), beginning of year	120	(1)	(28)
Cash deficiency, end of year	$(1)	$(28)	$(31)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information and disclosure of non-cash transactions, see note 18(b) and (c).

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

1.     Nature of the business:

Rogers Cable Inc. ("RCAB") is a wholly-owned subsidiary of Rogers Communications Inc. ("RCI"). RCAB owns and operates cable television systems, a chain of video stores, provides Internet access and cable telephony services through its cable network and is a full-service facilities-based alternative to traditional telephone companies for residential and business customers. RCAB and its subsidiary companies are collectively referred to herein as the "Company".

2.      Significant accounting policies:

(a)   Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and differ in certain significant respects from United States GAAP, as described in note 23.

The consolidated financial statements include the accounts of RCAB and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

Investments are recorded at cost and are written down when there is evidence that a decline in value that is other than temporary has occurred.

(b)   Restatement and reclassification of comparative figures:

(i)   On July 1, 2005, RCI acquired 100% of Call-Net Enterprises Inc. ("Call-Net") in a share-for-share transaction. Call-Net was subsequently renamed Rogers Telecom Holdings Inc. ("RTHI"). On January 9, 2006, ownership in the operating subsidiaries of RTHI and intercompany balances between RTHI and its subsidiaries were transferred from RTHI to the Company. As consideration for the transfer of the investment in these subsidiaries and intercompany balances, the Company issued 1,000,000 ninth Preferred shares to RTHI with a value of $654 million. For accounting purposes, the investment in the subsidiary companies and intercompany balances were transferred from RTHI to the Company at their carrying values.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

The ninth Preferred shares were redeemed by the Company through the issuance of a non-interest bearing, deeply subordinated, demand promissory note payable to RTHI in the amount of $654 million. RCI made a capital contribution to the Company equal to the amount of the non-interest bearing, deeply subordinated, demand promissory note. The capital contribution was satisfied by set-off against this demand promissory note and recorded to contributed surplus.

When a transfer of a business under common control is not measured at the exchange amount, as was the case with the transfer of the ownership of the operating subsidiaries of RTHI from RCI to the Company, GAAP requires that, for all periods presented, the consolidated financial statements of the Company reflect the assets and liabilities of these operating subsidiaries at their net book value as recorded in their accounts prior to the transaction. Additionally, GAAP requires that the reported income of the Company include the income of these operating subsidiaries of RTHI for all historical periods, not just from the July 1, 2005 date when RCI acquired RTHI. As a result, the financial statements and related note disclosures of the Company presented for prior periods have been restated to reflect the financial position and the results of operations as if the Company and the operating subsidiaries of RTHI had been consolidated since their inception.

As a result of the reorganization and corresponding changes to the Company's management reporting, the Company's reportable segments changed effective January 2006 and are now as follows: Cable and Internet; Rogers Business Solutions; Rogers Home Phone and Rogers Retail (formerly known as Rogers Video). Comparative figures are presented on this basis in note 3.

Effective 2007, Rogers Retail will be responsible for the operation of all retail stores owned by RCI.

During the years ended December 31, 2004, 2005 and 2006, the Company incurred integration expenses related to the acquisition of Call-Net of nil, $19 million and $9 million, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

(ii)   In 2006, the Company adopted the provisions of Emerging Issues Committee ("EIC") Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. Where a stock-based compensation plan contains provisions that allow an employee to continue vesting in a stock-based award after the employee has retired, EIC 162 requires that the compensation cost attributable to such an award be expensed immediately for employees who are eligible to retire at the date of grant. For an employee who will become eligible to retire during the vesting period of an award, EIC 162 requires that compensation cost be recognized as an expense over the period from the date of grant to the date the employee becomes eligible to retire. EIC 162 was applied retroactively to all stock-based compensation awards, with restatement of prior periods. The adoption of EIC 162 did not have a material impact on the Company's consolidated financial statements.

Certain other comparative figures have been reclassified to conform to the current year's presentation.

(c)   Revenue recognition:

The Company's principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:

(i) Monthly subscriber fees in connection with cable, telephony, Internet services and rental of equipment are recorded as revenue on a pro rata basis as the service is provided;

(ii) Revenue from pay-per-view and video-on-demand services, video rentals and other transactional sales of products are recorded as revenue as the services or products are delivered. Fees earned by the Rogers Retail stores segment in handling transactions of the cable services segment are recorded as charged. These fees are eliminated on consolidation;

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

(iii) Revenue from the sale of cable equipment is recorded when the equipment is delivered and accepted by the subscriber. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;

(iv) Installation fees charged to subscribers do not meet the criteria as a separate unit of accounting. Installation fees and the related cable, telephony or Internet service revenue are considered one unit of accounting. As a result, these installation fees are deferred and amortized over the related service period, which is estimated to be approximately 26 to 48 months based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to reconnects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to property, plant and equipment ("PP&E") and amortized over the useful life of the related assets;

(v)  Multi-product discounts incurred as the cable, telephony and Internet products and services are provided are charged directly to the products and services to which they relate;

(vi) Revenue from the sale of Rogers Wireless Inc. ("RWI") products by the Rogers Retail stores segment is recorded when the equipment is delivered and accepted by the customer. Additionally, the Rogers Retail stores segment earns commissions on the activation of new RWI service subscriptions and commissions over the subscription period, which are recorded as earned; and

     (vii) Revenue from telecommunication services is recognized based on either customer usage as measured by the Company's switches or by contractual agreement when provided. The Company records provisions against related telecommunication service revenue for service discounts, promotions, achievement credits and incentives. These revenue allowances are based on estimates derived from factors that include, but are not limited to, historical results, current economic trends and changes in demand. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred or ratably over a contract period.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and the Company's relevant revenue recognition policies are applied to them. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(d)   Subscriber acquisition and retention costs:

Except as described in note 2(n), as it relates to cable installation costs, the Company expenses the costs related to the acquisition or retention of new subscribers upon activation.

(e)   Stock-based compensation and other stock-based payments:

Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company adopted the standard effective January 1, 2004, retroactively to January 1, 2002, without restating prior periods. The Company determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes option pricing model and recorded an adjustment to opening deficit in the amount of $3 million, representing the expense for the 2002 and 2003 fiscal years, with a corresponding increase in contributed surplus.

The Company accounts for all stock option plans using the fair value method. The estimated fair value is amortized to expense over the period in which the related services are rendered, which is usually the vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

Stock-based awards that are settled in cash, may be settled in cash at the option of employees or directors, or that the Company intends to settle in cash, including restricted stock units and directors' deferred share units, are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the awards. Compensation cost for the awards is recorded in income over the vesting period of the award. Changes in the Company's payment obligation during the vesting period are recorded in income over the vesting period. Changes in the Company's payment obligation after the vesting period but prior to the settlement date are recognized immediately in income. The payment amount is established for these awards on the date of exercise of the award by the employee or director.

The Company participates in the RCI employee share accumulation plan. Under the terms of the plan, participating employees can contribute a specified percentage of their regular earnings through regular payroll deductions which are then used to purchase RCI Class B Non-Voting shares. On a quarterly basis, RCI makes certain defined contribution matches, which are recorded as compensation expense.

(f)    Depreciation:

PP&E and Rogers Retail rental inventory are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate
Buildings	Mainly diminishing balance	5%
Towers and headends	Straight line	10%
Distribution cable and subscriber drops	Straight line	6-2/3% - 10%
Modems and set-top terminals	Straight line	20% - 33-1/3%
Programming and other equipment	Straight line	20%
Computer equipment and software	Straight line	25% - 33-1/3%
Leasehold improvements	Straight line	Shorter of estimated useful life and lease term
Network equipment	Straight line	6-2/3% - 33%
Other equipment	Mainly diminishing balance	20% - 30%
Rogers Retail rental inventory	Mainly diminishing balance	6 months

Depreciation expense for Rogers Retail rental inventory is charged to cost of Rogers Retail store sales. Depreciation for PP&E is charged to depreciation and amortization expense.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

(g)   Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is generally the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(h)   Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. Foreign exchange gains (losses) are primarily related to the translation of long-term debt.

(i)    Derivative instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are only used for risk management purposes.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

Effective January 1, 2004, the Company adopted The Canadian Institute of Chartered Accountants' (the "CICA") Accounting Guideline 13, Hedging Relationships ("AcG-13"), which established new criteria for hedge accounting for all hedging relationships. Effective January 1, 2004, the Company re-assessed all relationships to determine whether the criteria for hedge accounting were met, and applied the new guidance on a prospective basis. The Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument's inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying currency risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items. Derivative instruments that meet these criteria are carried at their intrinsic value.

For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis, with the resulting gains or losses recorded in or charged against income.

(j)    Net income (loss) per share:

The Company uses the treasury stock method for calculating diluted net income (loss) per share. The diluted net income (loss) per share calculation considers the impact of potentially dilutive instruments, as described in note 6.

(k)   Inventories:

Inventories are valued at the lower of weighted average cost and net realizable value. Rogers Retail stores rental inventory, which includes DVDs and video games, is depreciated to its estimated residual value. The residual value of Rogers Retail rental inventory is recorded as a charge to operating expense on the sale of Rogers Retail rental inventory. Depreciation of Rogers Retail rental inventory is charged to cost of Rogers Retail store sales on a diminishing-balance basis over a six-month period.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

(l)    Deferred charges:

The costs of obtaining bank and other debt financings are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods of up to five years.

(m)  Pension benefits:

Substantially all of the Company's employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan during the year.

(n)   Property, plant and equipment:

PP&E are recorded at cost. During construction of new cable areas or during the rebuilding or upgrading of cable television systems, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

The cost of the initial subscriber installation is capitalized. Costs of all other connections and disconnections are expensed, except for incremental direct installation costs related to reconnect customers, which are deferred to the extent of reconnect installation revenues. Deferred reconnect revenues and expenses are amortized over the related service period of approximately four years.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

(o)   Goodwill and intangible assets:

(i)    Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

The Company has tested goodwill for impairment during 2005 and 2006 and determined that no impairment in the carrying value of goodwill existed.

(ii)   Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(p).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

                       Intangible assets with determinable lives are amortized on a straight-line basis annually over their estimated useful lives as follows:

Customer relationships and subscriber bases	3 - 10 years

   (p)    Long-lived assets:

Long-lived assets, including PP&E and intangible assets with finite useful lives, are depreciated and amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. During 2005 and 2006, no impairment in the carrying value of these assets existed.

(q)   Asset retirement obligations:

Asset retirement obligations are legal obligations associated with the retirement of long-lived tangible assets that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction, and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates that asset retirement cost to expense using a systematic and rational method over the asset's useful life, and records the accretion of the liability as a charge to operating expenses.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

(r)    Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts and certain accrued liabilities, the ability to use income tax loss carryforwards and other future income tax assets, capitalization of internal labour and overhead, useful lives of depreciable assets and intangible assets with finite lives, and the recoverability of long-lived assets, goodwill and intangible assets which require estimates of future cash flows. Significant changes in the assumptions, including those with respect to future business plans and cash flows, could materially change the recorded carrying amounts.

(s)   Recent Canadian accounting pronouncements:

(i)    Non-monetary transactions:

In 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions ("CICA 3831"), replacing Section 3830, Non-monetary Transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when:

(a)    the transaction lacks commercial substance;

(b)    the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

(c)     neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

(d)    the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.      Significant accounting policies (continued):

In these cases, the transaction must be measured at the carrying value. The new requirements were effective for transactions occurring on or after January 1, 2006. This new standard has not had a material impact on the Company's consolidated financial statements.

(ii)   Accounting changes:

In 2006, the CICA issued Handbook Section 1506, Accounting Changes ("CICA 1506"). CICA 1506 prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard, to be adopted on January 1, 2007, is not expected to have a material impact on the Company's consolidated financial statements.

(iii)  Financial instruments:

In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges. The new standards are effective for the Company's interim and annual financial statements commencing January 1, 2007.

A new statement entitled "Consolidated Statements of Comprehensive Income (Loss)" will be added to the Company's consolidated financial statements and will include net income (loss) as well as other comprehensive income (loss).  Accumulated other comprehensive income (loss) will form part of shareholder's equity.

Under these standards, all of the Company's financial assets will be classified as loans and receivables, which along with all financial liabilities, will be carried at amortized cost using the effective interest method. Upon adoption, the Company has determined that none of its financial assets will be classified as  available for sale, held-for-trading or held-to-maturity and none of its financial liabilities will be classifield as held-for-trading.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.   Significant accounting policies (continued):

All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately. The impact of remeasuring hedging derivatives at fair value on January 1, 2007 will be recognized in opening deficit and opening accumulated other comprehensive income (loss), as appropriate. The impact of remeasuring hedging derivatives on the consolidated financial statements on January 1, 2007 is estimated to be an increase in derivative instruments of approximately $273 million, an increase in opening deficit of $10 million and a decrease in opening accumulated other comprehensive income of $188 million, net of income taxes of approximately $75 million.

In addition, the unamortized deferred transitional gain of $12 million will be eliminated upon adoption, the impact of which is estimated to be an increase to opening deficit or $7 million, net of taxes of approximately $5 million.

The Company is currently assessing the impact of the requirement to recognize the non-financial derivatives and embedded derivatives at fair value.

Effective January 1, 2007, the Company will record all financing costs for financial assets and financial liabilities in income as incurred. The Company had previously deferred these costs and amortized them over the term of the related debt. The carrying value of deferred costs at December 31, 2006 of $26 million, net of related income taxes, will be charged to opening deficit on transition on January 1, 2007.

In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation. These new standards will be effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of these two new standards.

(iv) Capital disclosures:

In 2006, the CICA issued Handbook Section 1535, Capital Disclosures ("CICA 1535"). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new standard will be effective for the Company effective January 1, 2008.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

3.      Segmented information:

(a)   Operating segments:

The Company owns and operates cable television systems, a chain of retail stores, provides Internet access and cable telephony services through its cable network and is a full-service facilities-based alternative to traditional telephone companies for residential and business customers. Substantially all of these operations are in Canada. Accounting policies for these operating segments are the same as those described in the summary of significant accounting policies. Performance of the segments is evaluated based on operating income before management fees, depreciation and amortization and certain other charges.

The Cable and Internet services segment includes basic and extended basic services, digital specialty services, which include premium, specialty and pay-per-use services, installation and access fees, subscriber equipment rentals and residential Internet services.

Rogers Home Phone services segment includes residential long distance services and cable and circuit-switched telephony services.

Rogers Business Solutions services segment provides local and long distance telephone, enhanced voice and data services, and Internet Protocol access and application solutions to business customers.

Rogers Retail stores segment includes the sale and rental of DVDs and video games, and the sales of other products and accessories.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

3.      Segmented information (continued):

Information by operating segment for the years ended December 31, 2004, 2005 and 2006 is as follows:

2004	Cable and Internet	Rogers Home Phone	Rogers Business Solutions	Rogers Retail stores	Corporate items and eliminations	Consolidated totals
Operating revenue	$1,641	$282	$527	$317	$(3)	$2,764
Cost of Rogers Retail store sales	-	-	-	146	-	146
Sales and marketing expenses	121	40	63	125	-	349
Operating, general and administrative expenses	827	208	411	18	(3)	1,461
	$693	$34	$53	$28	$-	808
Management fees						39
Depreciation and amortization						631
Operating income						138
Interest:
Long-term debt						247
Notes payable to parent and affiliated company						34
Loss on repayment of long-term debt						18
Foreign exchange loss						41
Change in fair value of derivative instruments						(35)
Other expense						12
Income tax expense						6
Loss for the year						$(185)
Additions to PP&E	$457	$122	$51	$14	$-	$644

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

3.      Segmented information (continued):

2005	Cable and Internet	Rogers Home Phone	Rogers Business Solutions	Rogers Retail stores	Corporate items and eliminations	Consolidated totals
Operating revenue	$1,740	$300	$562	$327	$(4)	$2,925
Cost of Rogers Retail store sales	-	-	-	158	-	158
Sales and marketing expenses	122	45	71	132	-	370
Operating, general and administrative expenses	893	218	437	19	(4)	1,563
	$725	$37	$54	$18	$-	834
Integration expenses						19
Management fees						41
Depreciation and amortization						627
Operating income						147
Interest:
Long-term debt						245
Notes payable to parent and affiliated company						34
Loss on repayment of long-term debt						10
Foreign exchange gain						(1)
Change in fair value of derivative instruments						(2)
Other expense						3
Income tax expense						5
Loss for the year						$(147)
Additions to PP&E	$515	$127	$85	$15	$-	$742

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

3.      Segmented information (continued):

2006	Cable and Internet	Rogers Home Phone	Rogers Business Solutions	Rogers Retail stores	Corporate items and eliminations	Consolidated totals
Operating revenue	$1,944	$355	$596	$310	$(4)	$3,201
Cost of Rogers Retail store sales	-	-	-	153	-	153
Sales and marketing expenses	123	96	70	124	-	413
Operating, general and administrative expenses	988	249	477	20	(4)	1,730
Rogers Retail store closure expenses	-	-	-	6	-	6
	$833	$10	$49	$7	$-	899
Integration expenses						9
Management fees						64
Depreciation and amortization						662
Operating income						164
Interest:
Long-term debt						223
Notes payable to parent and affiliated company						35
Foreign exchange gain						(1)
Change in fair value of derivative instruments						(1)
Income tax reduction						(269)
Net income for the year						$177
Additions to PP&E	$492	$193	$98	$11	$-	$794

   (b)   Product revenue:

Revenue from external customers is comprised of the following:

	2004	2005	2006
Core cable services	$1,253	$1,299	$1,421
Internet services	388	441	523
Rogers Home Phone services	282	300	355
Rogers Business Solutions	527	562	596
Rogers Retail stores	317	327	310
Corporate items and eliminations	(3)	(4)	(4)
	$2,764	$2,925	$3,201

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

4.      Rogers Retail store closure expenses:

During 2006, the Company closed 21 of its Rogers Retail stores in Ontario and Quebec. The costs to exit these stores include lease termination and involuntary severance costs totalling $3 million, as well as a write-down of the related PP&E totalling $3 million for the year ended December 31, 2006.

5.      Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2005	2006
Future income tax assets:
Non-capital income tax loss carryforwards	$641	$521
Deductions relating to long-term debt and other transactions denominated in foreign currencies	7	7
Investments	4	4
Other deductible differences	25	22
Total future income tax assets	677	554
Less valuation allowance	549	75
	128	479
Future income tax liabilities:
PP&E and Rogers Retail rental inventory	(83)	(16)
Goodwill and intangible assets	(38)	(1)
Other taxable differences	(7)	(2)
Total future income tax liabilities	(128)	(19)
Net future income taxes	$-	$460

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax assets and available tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future income tax assets.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

5.      Income taxes (continued):

In making an assessment of whether future income tax assets are more likely than not to be realized, management regularly prepares information regarding the expected use of such assets by reference to its internal income forecasts. Based on management's estimates of the expected realization of future income tax assets, during 2006, the Company reduced the valuation allowance by $474 million to reflect that it is more likely than not that certain future income tax assets will be realized. Approximately $226 million of the reduction in the valuation allowance related to a valuation allowance recorded against future income tax assets related to the former operating subsidiaries of RTHI which existed on the date of a financial reorganization and comprehensive revaluation in 2002. Accordingly, the reversal of this portion of the valuation allowance has been reflected as a reduction in intangible assets of $6 million (note 9) and $220 million has been recorded as a reduction in the Company's deficit, consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation.

The valuation allowance at December 31, 2006 includes $70 million of future income tax assets primarily relating to foreign non-capital loss carryforwards and $5 million related to capital losses and similar items.

The Company's parent, RCI, has negotiated an income tax settlement with the Canada Revenue Agency in respect of a reassessment received by RCI. In connection with the settlement, $90 million of non-capital losses carried forward by the Company will be transferred to RCI. The utilization of the Company's tax losses was recorded in the year as a distribution to the Company's shareholder, resulting in a $32 million charge to the Company's contributed surplus.

In connection with the utilization of the Company's tax losses by RCI, RCI will provide additional capital to the Company equal to the fair market value of the tax losses utilized. The determination of the value of the tax losses and the addition to the Company's capital is expected to occur in 2007.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

5.        Income taxes (continued):

Income tax expense (reduction) varies from the amounts that would be computed by applying the statutory income tax rate to the loss before income taxes for the following reasons:

	2004	2005	2006
Statutory income tax rate	36.0%	36.0%	36.0%
Income tax reduction on loss before income taxes	$(64)	$(50)	$(33)
Increase (decrease) in income taxes resulting from:
Change in the valuation allowance for future income tax assets	51	43	(248)
Adjustments to future income tax assets and liabilities for changes in substantively enacted rates	4	(4)	20
Stock-based compensation	2	3	4
Large Corporations Tax	2	5	-
Other items	11	8	(12)
Income tax expense (reduction)	$6	$5	$(269)

As at December 31, 2006, the Company has the following non-capital income tax losses available to reduce future years' income for income tax purposes:

Income tax losses expiring in the year ending December 31:
2007	$138
2008	277
2009	84
2010	79
2011	-
Thereafter	810
$1,388

As at December 31, 2006, the Company had approximately $127 million in non-capital income tax losses available in foreign subsidiaries expiring between 2021 and 2026.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

6.      Net income (loss) per share:

The following table sets forth the calculation of basic and diluted net income (loss) per share:

	2004	2005	2006
Numerator:
Net income (loss) for the year, basic and diluted	$(185)	$(147)	$177
Denominator (in thousands):
Weighted average number of Class A common shares and Class B common shares, basic and diluted	218,166	218,166	218,166
Basic and diluted net income (loss) per share	$(0.85)	$(0.67)	$0.81

The Company did not have any dilutive securities outstanding during any of the years presented.

7.        Other current assets:

	2005	2006
Inventories	$38	$39
Rogers Retail rental inventory	35	35
Prepaid expenses and other assets	17	13
	$90	$87

Depreciation expense for Rogers Retail rental inventory is charged to cost of Rogers Retail store sales and for the years ended December 31, 2004, 2005 and 2006 amounted to $62 million, $64 million and $49 million, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

8.      Property, plant and equipment:

Details of PP&E are as follows:

2005				2006
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Land and buildings	$74	$20	$54	$81	$22	$59
Towers and headends	705	342	363	859	429	430
Distribution cable and subscriber drops	4,073	2,070	2,003	4,279	2,303	1,976
Modems and set-top terminals	715	405	310	920	511	409
Programming and other equipment	89	63	26	96	72	24
Network equipment	522	267	255	571	333	238
Computer equipment and software	661	461	200	769	538	231
Leasehold improvements	142	99	43	154	108	46
Other equipment	219	168	51	235	178	57
	$7,200	$3,895	$3,305	$7,964	$4,494	$3,470

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 amounted to $586 million, $590 million and $637 million, respectively.

PP&E not yet in service and, therefore not depreciated at December 31, 2005 and 2006 amounted to $140 million and $205 million, respectively.

9.      Intangible assets:

	2005	2006
Customer relationships and subscribers	$131	$125
Less accumulated amortization	111	125
	$20	$-

Cable subscribers were amortized on a straight-line basis over 10 years.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

9.      Intangible assets (continued):

Amortization of customer relationships and subscribers for each of the years ended December 31, 2004, 2005 and 2006 amounted to $31 million, $32 million and $14 million, respectively.

In 2004, the Company acquired significant portions of 360networks Corporation's customer base from Bell Canada for $18 million, which was recorded as customer relationships. In 2005, the initial purchase price was finalized resulting in a $1 million adjustment to the customer relationship intangible asset.

In 2004, the Company recorded an impairment loss on its customer relationships amounting to $1 million due to the loss of a customer group related to the Mosaic Performance Solutions Canada acquisition. This impairment loss was recorded in amortization expense.

In 2006, customer relationships and subscribers were reduced by $6 million resulting from the Company's reversal of a portion of its valuation allowance (note 5).

10.     Deferred charges:

	2005	2006
Financing costs	$33	$26
Pre-operating costs	11	7
Deferred installation costs (note 2(c)(iv))	12	17
	$56	$50

Amortization of financing costs and pre-operating costs for the years ended December 31, 2004, 2005 and 2006 amounted to $13 million, $8 million and $11 million, respectively. Accumulated amortization as at December 31, 2005 and 2006 amounted to $29 million and $29 million, respectively.

In connection with the repayment of certain long-term debt during 2004 and 2005, the Company wrote-off deferred financing costs of $3 million and $3 million, respectively (note 13(c)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

10.    Deferred charges (continued):

During 2005 and 2006, the Company deferred $11 million and nil, respectively, of pre-operating costs in connection with the cable telephony service. These costs are being amortized over a period of three years.

For the years ended December 31, 2004, 2005 and 2006, financing costs of $14 million, $2 million and nil, respectively, were deferred in connection with the issuance of certain long-term debt and amendments to the bank credit facility (note 13).

11.    Other long-term assets:

	2005	2006
Indefeasible Right of Use ("IRU") agreements	$26	$16
Other	4	7
	$30	$23

Amortization of IRU related costs recorded in cost of sales for years ended December 31, 2004, 2005 and 2006 amounted to nil, $1 million and $1 million, respectively.

During 2006, $13 million of non-IRU fibre assets purchased in September 2005 which were previously recorded as an other long-term asset were transferred to PP&E with depreciation commencing on January 1, 2007.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

12.    Notes payable to parent and affiliated company:

	2005	2006
Intercompany subordinated demand promissory notes payable to RCI, unsecured, bearing interest at December 31, 2006 at 3.50% per annum (2005 at 3.00% per annum)	$936	$1,358
Intercompany demand promissory notes payable to RTHI, bearing interest at December 31, 2005 at 7.0% per annum	632	-
	$1,568	$1,358

During 2004, the Company issued $241 million in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 3.00% per annum.

During 2005, the Company issued $794 million in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 3.00% per annum and repaid $98 million of notes payable to RCI during the year.

Effective January 1, 2006, the interest rate on the intercompany subordinated demand promissory notes payable to RCI was amended to 3.50% per annum (from 3.00%).

During 2006, the Company issued $577 million in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 3.50% per annum and repaid $155 million of notes payable to RCI during the year.

The demand promissory notes payable to RCI are subordinated to the bank indebtedness and other long-term debt.

The notes payable to RTHI were demand promissory notes due to RTHI from its former operating subsidiaries. The ownership of these operating subsidiaries and intercompany balances was transferred from RTHI to the Company in January 2006 and, as described in note 2(b), the comparative figures presented herein reflect the financial position and results of operations as if these operating subsidiaries were combined with the Company since inception.

On June 30, 2005, prior to the acquisition by RCI, Call-Net completed a transaction in which it reorganized its intercompany debt that had a book value of $1,420 million. This transaction resulted in a reduction to the intercompany debt of $834 million with an offsetting adjustment to contributed surplus in Call-Net's subsidiaries.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

13.     Long-term debt:

	Due date	Principal amount	Interest rate	2005	2006

Bank credit facility			Floating	$267	$-
Senior secured second priority notes	2007	$450	7.60%	450	450
Senior secured second priority notes	2011	175	7.25%	175	175
Senior secured second priority notes	2012	U.S. 350	7.875%	408	408
Senior secured second priority notes	2013	U.S. 350	6.25%	408	408
Senior secured second priority notes	2014	U.S. 350	5.50%	408	408
Senior secured second priority notes	2015	U.S. 280	6.75%	327	326
Senior secured second priority debentures	2032	U.S. 200	8.75%	233	233
Obligations under capital lease			8.84%	1	1
				2,677	2,409
Less current portion				1	451
				$2,676	$1,958

Further details of long-term debt are as follows:

(a)   Bank credit facility:

The Company's bank credit facility provides the Company with up to $1 billion, comprised of a $600 million Tranche A credit facility and a $400 million Tranche B credit facility, both of which are available on a fully revolving basis until maturity on July 2, 2010 and there are no scheduled reductions prior to maturity.

In July 2006, the Company entered into an amendment to its bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of the Company's public debt indentures. This provision provides that if the Company has two investment grade ratings on its debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under its deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days' prior notice by the Company. A similar amendment has also been made in each of the Company's cross-currency interest rate exchange agreements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

13.    Long-term debt (continued):

The Company's bank credit facility is secured by the pledge of a senior bond issued under a deed of trust which is secured by substantially all of the assets of the Company and certain of its subsidiaries, subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust would be applied first to repay any obligations outstanding under the Tranche A credit facility. Additional proceeds would be applied pro rata to repay all other obligations of the Company secured by senior bonds, including the Tranche B credit facility and all of the Company's senior secured second priority notes and debentures.

The Company's bank credit facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the bank credit facility ranges from nil to 2.0% per annum over the bank prime rate or base rate or 0.625% to 3.25% per annum over the bankers' acceptance rate or LIBOR.

(b)   Senior secured second priority notes and debentures:

Each of the Company's senior secured second priority notes and debentures is secured by the pledge of a senior bond which is secured by the same security as the security for the Company's bank credit facility described above and rank equally in regard to the proceeds of any enforcement of security with the Tranche B credit facility.

Each of the Company's senior secured second priority notes and debentures is redeemable at the Company's option, in whole or in part, at any time, subject to a certain prepayment premium.

Interest is paid semi-annually on all of the Company's notes and debentures.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

13.    Long-term debt (continued):

(c)   Debt repayments:

(i)    During 2004, the Company redeemed an aggregate of $300 million principal amount of senior secured second priority debentures which were due in 2014. As a result, the Company paid a prepayment premium of $15 million and wrote off deferred financing costs of $3 million, resulting in a loss on the repayment of long-term debt of $18 million.

(ii)   During 2005, the Company repaid on maturity U.S. $292 million aggregate principal amount of its 10.0% senior secured second priority notes, due 2005.

Additionally, the Company redeemed the aggregate U.S. $114 million principal amount of senior subordinated guaranteed debentures, which were due in 2015. As a result, the Company paid a 5.50% prepayment premium of $7 million and wrote off deferred financing and other costs of $3 million, resulting in a loss on repayment of long-term debt of $10 million.

(d)   Weighted average interest rate:

The Company's effective weighted average interest rate on all long-term debt as at December 31, 2005 and 2006, including the effect of all of the derivative instruments was 7.38% and 7.59%, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

13.   Long-term debt (continued):

          (e)    Principal repayments:

At December 31, 2006, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

2007	$451
2011	175
Thereafter	1,783
$2,409

In each of the years ended December 31, 2004, 2005 and 2006, foreign exchange gains (losses) related to the translation of long-term debt totalled ($42 million), $3 million and nil, respectively.

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company. At December 31, 2005 and 2006, the Company was in compliance with all terms of the long-term debt agreements.

14.    Derivative instruments:

Details of the derivative instruments liability are as follows:

2005	U.S. $ notional	Exchange rate	Cdn. $ notional	Carrying amount	Estimated fair value
Cross-currency interest rate exchange agreements accounted for as hedges	$1,530	1.3837	$2,117	$333	$613
Interest exchange agreements not accounted for as hedges	-	-	30	1	1
	1,530		2,147	334	614
Transitional gain	-	-	-	15	-
	1,530		2,147	349	614
Less current portion	-	-	30	1	1
	$1,530		$2,117	$348	$613

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

14.     Derivative instruments (continued):

2006	U.S. $ notional	Exchange rate	Cdn. $ notional	Carrying amount	Estimated fair value
Cross-currency interest rate exchange agreements accounted for as hedges	$1,530	1.3837	$2,117	$334	$608
Interest exchange agreements not accounted for as hedges	-	-	-	-	-
	1,530		2,117	334	608
Transitional gain	-	-	-	12	-
	1,530		2,117	346	608
Less current portion	-	-	-	-	-
	$1,530		$2,117	$346	$608

Effective January 1, 2004, the Company determined that it would not account for its cross-currency interest rate exchange agreements as hedges for accounting purposes and, consequently, began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

The Company adjusted the carrying value of these instruments from $198 million at December 31, 2003 to their fair value of $265 million on January 1, 2004. The corresponding transitional loss of $67 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, the Company met the requirements for hedge accounting under AcG-13 for certain of its derivative instruments and, consequently, on a prospective basis, began to treat approximately U.S. $1,533 million notional amount of the aggregate U.S. $1,583 million, or 96.8%, of these exchange agreements as hedges for accounting purposes on U.S. $1,533 million of U.S. dollar-denominated debt.

A transition adjustment arising on the change from mark-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $20 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt or the term of the cross-currency interest rate exchange agreements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

14.    Derivative instruments (continued):

Amortization of the net transitional gain (loss) for the years ended December 31, 2004, 2005 and 2006 was a gain (loss) of ($1 million), $3 million and $2 million, respectively.

On November 30, 2004, the Company entered into an additional aggregate U.S. $280 million notional principal amount of cross-currency interest rate exchange agreements that met the requirements for hedge accounting as hedges against foreign exchange fluctuations under AcG-13.

During 2005, the Company had a net cash outlay of $58 million on the settlement of the cross-currency interest rate exchange agreement of U.S. $283 million notional amount that qualified as a hedge for accounting purposes for a portion of the U.S. $292 million 10.0% senior secured second priority notes that were repaid on maturity. In addition on March 15, 2005, a cross-currency interest rate exchange agreement of U.S. $50 million, which was not treated as a hedge for accounting purposes, matured. The Company incurred a net cash outlay of $11 million upon the settlement of this cross-currency interest rate exchange agreement.

During 2006, an interest rate exchange agreement of $30 million notional amount matured.

15.    Financial instruments:

(a)   Fair values:

The Company has determined the fair values of its financial instruments as follows:

(i)    The carrying amounts in the consolidated balance sheets of accounts receivable, bank advances arising from outstanding cheques, accounts payable and accrued liabilities and due to/from parent and affiliated companies approximate fair values because of the short-term nature of these instruments.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

15.    Financial instruments (continued):

(ii)   Notes payable to RCI:

The fair values of the intercompany subordinated demand promissory notes payable to RCI approximate their carrying values due to the demand repayment terms of the notes and the Company's current borrowing rate being approximately the same as the interest rate on the notes.

(iii)  Long-term debt and derivative instruments:

The fair value of each of the Company's long-term debt instruments are based on the year-end trading values.

The fair values of the Company's interest exchange agreements and cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company's long-term debt and related derivative instruments as at December 31, 2005 and 2006 are as follows:

	2005		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Liability:
Long-term debt	$2,677	$2,734	$2,409	$2,503
Derivative instruments(1)	334	614	334	608
	$3,011	$3,348	$2,743	$3,111

    (1)Excludes deferred transitional gain of $15 million and $12 million at December 31, 2005 and 2006, respectively.

At December 31, 2005 and 2006, 100% of U.S. dollar-denominated debt was protected from fluctuations in the foreign exchange between the U.S. and Canadian dollars by derivative instruments.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

15.    Financial instruments (continued):

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA+. The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company's assessment of the creditworthiness of the counterparties. The obligations under cross-currency interest rate exchange agreements in the aggregate notional amount of U.S. $1,530 million as at December 31, 2005 and 2006 are secured by substantially all of the assets of the Company and generally rank equally with the other secured indebtedness of the Company.

(b)   Other disclosures:

The Company does not have any significant concentrations of credit risk related to any financial asset.

16.    Pensions:

For the years ended December 31, 2004, 2005 and 2006, contributions of $11 million, $11 million and $13 million were required, resulting in pension expense of the same amounts. The Company does not provide its employees with postretirement benefits other than pensions.

The Company also provides unfunded supplemental pension benefits to certain executives. As at December 31, 2005 and 2006, the accrued benefit obligation relating to these supplemental plans amounted to approximately $1 million and $1 million, respectively, and the related expense for the years ended December 31, 2004, 2005 and 2006 was $1 million, nil and nil, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.     Shareholder's equity (deficiency):

	2005	2006
Capital stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Unlimited 8.0%, cumulative, ninth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229	$229
118,116,003 Class B common shares	1,419	1,347
306,904 fourth preferred shares	-	-
151,800 seventh preferred shares	162	162
	1,810	1,738
Contributed surplus	864	1,465
Deficit	(3,181)	(2,784)
	$(507)	$419

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

(a)   During 2004, the Company completed the following capital stock transactions:

The Company distributed $732 million in aggregate to RCI as a return of capital of the Company's Class B common shares, of which $72 million consisted of distributions of $6 million per month made at the end of each month throughout the year and $660 million was distributed on November 9, 2004. As a result of these distributions, the stated value of the Company's Class B common shares was reduced by $732 million.

(b)   During 2005, the Company completed the following capital stock transactions:

The Company distributed $72 million to RCI as a return of capital of the Company's Class B common shares, which consisted of distributions of $6 million per month made at the end of each month throughout the year. As a result of these distributions, the stated value of the Company's Class B common shares was reduced by $72 million.

(c)   During 2006, the Company completed the following capital stock transactions:

(i)    Issued 1,000,000 Ninth Preferred shares to RTHI, a related party, with a value of $654 million (note 2(b)).

(ii)   Redeemed 1,000,000 Ninth Preferred shares through the issuance of a $654 million non-interest bearing deeply subordinated demand promissory note payable to RTHI, which was then assigned to RCI (note 2(b)).

(iii)  RCI made a capital contribution of $654 million to the Company which was recorded to contributed surplus. The amount owing by RCI to the Company in respect of the capital contribution was satisfied by set-off against the $654 million non-interest bearing deeply subordinated note payable to RCI.

(iv)  The Company distributed $72 million to RCI as a return of capital of the Company's Class B common shares, which consisted of distributions of $6 million per month made at the end of each month throughout the year. As a result of these distributions, the stated value of the Company's Class B common shares was reduced by $72 million.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

(d)   Stock options:

(i)    Stock option plans:

Options to purchase Class B Non-Voting shares of RCI on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by RCI's Board of Directors or by RCI's Management Compensation Committee. There are 30 million options authorized under RCI's 2000 plan, 25 million options authorized under RCI's 1996 plan, and 9.5 million options authorized under RCI's 1994 plan. The term of each option is 7 to 10 years and the vesting period is generally four years but may be adjusted by RCI's Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the RCI Class B Non-Voting shares determined as the five-day average before the grant date as quoted on The Toronto Stock Exchange.

Effective July 1, 2006, non-executive directors will no longer receive stock options of RCI.

During the year ended December 31, 2004, the Company recorded compensation expense of approximately $6 million related to stock options granted to employees.

During the year ended December 31, 2005, the Company recorded compensation expense of approximately $6 million related to stock options granted to employees.

During the year ended December 31, 2006, the Company recorded compensation expense of $11 million, related to RCI stock option grants to employees; an amendment to the RCI option plans; the grant of RCI performance options to certain key employees; and RCI restricted share units granted to employees. The corresponding adjustment was recorded in contributed surplus.

Unrecognized compensation expense as at December 31, 2005 and 2006 related to stock options and restricted share units was $16 million and $12 million, respectively.

There were 407,332, 352,734 and 175,620 RCI options granted to employees during the year ended December 31, 2004, 2005 and 2006.

All prior period numbers of RCI options and restricted share units as well as exercise prices and fair values per individual award have been retroactively adjusted to reflect a two-for-one stock split of RCI's Class B Non-Voting shares.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

The weighted average estimated fair value at the date of the grant for the RCI options granted in the years ended December 31, 2004, 2005 and 2006 was $5.95, $7.67 and $8.89, respectively. The fair value of each RCI option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2004	2005	2006
Risk-free interest	4.38%	4.01%	4.07%
Dividend yield	0.40%	0.29%	0.33%
Volatility factor of the future expected market price of RCI's common shares	45.24%	43.93%	37.38%
Weighted average expected life of the options	6.1 years	5.6 years	4.9 years

    (ii)   Amendment to stock option plans:

Effective March 1, 2006, RCI amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option holder, or the resignation of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. The amendment resulted in a $1 million charge to expense on the March 1, 2006 measurement date. The fair value of each modified option was estimated on the March 1, 2006 measurement date using the Black-Scholes fair value option pricing model with the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	42.30%
Weighted average expected life of the options	5.6 years

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

(iii)  Performance options:

On March 1, 2006, RCI granted 127,100 performance options to certain key executives of the Company. These options are governed by the terms of the 2000 plan. These options vest on a straight-line basis over four years provided that certain targeted stock prices of RCI are met on or after the anniversary date. A binomial valuation model was used to determine these options' fair value of $1 million at the date of grant. Of this $1 million, nil was recorded as compensation cost in the year ended December 31, 2006, with the remainder to be recognized over the remaining service period. The fair value of each performance option was calculated on the March 1, 2006 measurement date based on the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	39.60%
Weighted average expected life of the options	5.4 years

    (e)   Restricted share unit plan:

RCI's restricted share unit plan enables employees, officers and directors of RCI and participating companies, including the Company, to participate in the growth and development of RCI. Under the terms of the plan, restricted share units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI, at its option, shall redeem all of the participants' restricted share units in cash or by issuing one RCI Class B Non-Voting share for each restricted share unit. RCI has reserved 4,000,000 Class B Non-Voting shares for issuance under this plan.

During the years ended December 31, 2005 and 2006, RCI granted 91,152 and 118,030 restricted share units, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.     Shareholder's equity (deficiency) (continued):

At December 31, 2005 and 2006, 188,734 and 309,854 restricted share units were outstanding to employees of the Company, respectively. These restricted share units vest at the end of three years from the grant date. Stock-based compensation expense for the years ended December 31, 2005 and 2006 related to these restricted units was $2 million and $4 million, respectively.

(f)   Employee share accumulation plan:

RCI's employee share accumulation program allows employees of the Company to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, RCI Class B Non-Voting shares on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee's contribution in the quarter. The administrator then uses this amount to purchase additional RCI Class B Non-Voting shares on behalf of the employees, as outlined above.

Compensation expense amounted to $1 million and $1 million for the years ended December 31, 2005 and 2006, respectively.

18.    Consolidated statements of cash flows and supplemental information:

(a)   Change in non-cash working capital items:

	2004	2005	2006
Decrease (increase) in accounts receivable	$28	$(40)	$(12)
Increase (decrease) in accounts payable and accrued liabilities	38	(49)	98
Increase (decrease) in unearned revenue	13	(3)	22
Decrease (increase) in other current assets	(10)	(2)	3
Increase (decrease) in amounts due to parent and affiliated companies	(156)	59	(19)
	$(87)	$(35)	$92

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

18.    Consolidated statements of cash flows and supplemental information (continued):

(b)   Supplemental cash flow information:

	2004	2005	2006
Income taxes paid	$7	$6	$1
Interest paid	252	279	261

   (c)    Supplemental disclosure of non-cash transactions:

Refer to the disclosure on the transfer of the operating subsidiaries of RTHI (note 2(b)(i) and note 17(c)).

19.    Related party transactions:

(a)   The amounts due from affiliated companies are comprised of the following:

	2005	2006
RWI	$-	$29

The amounts due to parent and affiliated companies are comprised of the following:

	2005	2006
RCI	$21	$38
RWI	1	-
Rogers Media Inc. ("Media")	1	1
	$23	$39

The above amounts reflect intercompany charges for capital and operating expenditures and are short-term in nature.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

19.    Related party transactions (continued):

(b) The Company has entered into certain transactions and agreements in the normal course of business with RCI and its subsidiaries as follows:

(i) Management fees:

The Company has entered into a management agreement under which RCI provides supplemental executive, administrative, financial, strategic planning, information technology and various other services to the Company. The Company has agreed to pay RCI a monthly fee equal to 2% of the Company's consolidated operating revenue, excluding the revenue of the subsidiaries of RTHI prior to January 9, 2006.

Interest is charged by RCI on unpaid management fees at the bank prime rate plus 1% per annum.

Effective December 31, 2006, the management fee arrangement was terminated.

(ii)   Cost-sharing arrangements:

The Company has entered into certain cost-sharing arrangements with RCI and its affiliates for certain accounting, purchasing, human resources, customer service call centres and collections call centres, information technology, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. The Company shares both the operating expense and additions to PP&E related to these activities on a cost recovery basis in accordance with the services provided.

The Company has entered into agreements with RWI to share, on a pro rata basis, the cost of certain fibre-optic and microwave transmission facilities. In addition, long-term service arrangements exist with RWI for transmission services on fibre-optic facilities owned by the Company.

The Company has entered into an agreement with RWI whereby RWI purchases accounts receivable from the Company for customers who receive a consolidated invoice from RWI. RWI is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these accounts receivable at a discount. The discount is netted against the receivables transferred and is reviewed periodically.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

19.    Related party transactions (continued):

(iii)  Wireless products and services:

The Company and RWI have also entered into an agreement to offer RWI products and services through the Company's Rogers Retail store operations. The Company purchases products for resale from RWI. RWI also pays the Company commissions for services provided in respect of new subscriber activations and over the service subscription period.

The Company receives wireless services from RWI and the fees paid are based on actual usage.

In addition, the Company leases certain office space from RWI.

(iv) Other charges:

Media pays the Company a fee per subscriber for the placement of advertising on two cable television channels.

The Company advertises its products and services through various outlets owned by Media.

The Company pays Media a commission for services provided in respect of the administration of additional advertising space made available to the Company by various U.S. specialty programmers.

The Company pays Media a programming fee for a licensed programming service that it owns.

The Company pays programming fees to broadcasters that are accounted for by RCI using the equity method.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

19.    Related party transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Financial statement classification	2004	2005	2006
RCI:
Management fees	Management fees	$39	$41	$64
Interest on notes payable	Interest expense	1	19	35
Cost of shared operating expenses	Operating, general and administrative expenses ("OG&A")	84	97	201
Additions to PP&E	PP&E	16	52	72
		140	209	372
RTHI:
Interest expense	Interest expense	33	15	-
RWI:
Wireless products and services	OG&A	10	5	4
Wireless products and services for resale	Inventory, cost of video store sales	22	44	35
Transmission facilities	OG&A	(2)	(1)	(1)
Rent expense	OG&A	4	5	6
Consolidated billing services	OG&A	4	6	9
Subscriber activation commissions and customer service	Operating revenue	(35)	(40)	(41)
Long distance and roaming income	Operating revenue	(4)	(16)	(31)
Additions to PP&E	PP&E	2	-	-
		1	3	(19)
Media:
Access fees	Operating revenue	(6)	(7)	(8)
Advertising and production costs	Sales and marketing expenses	2	1	2
Sales commissions	OG&A	1	1	1
Programming fees	OG&A	21	23	23
		18	18	18
Other:
Programming fees paid to broadcasters	OG&A	19	18	19
		$211	$263	$390

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

19.    Related party transactions (continued):

(c)   The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and RCI, which are measured at their exchange amounts, being the amounts agreed to by the related parties. The total amounts paid by the Company to these related parties are as follows:

	2004	2005	2006
Legal services and commissions paid on premiums for insurance coverage	$1	$1	$1
Interest charges, financing fees and telecommunication services	18	13	-
	$19	$14	$1

   (d)   In 2006, the Company transferred $90 million of non-capital losses to RCI which was recorded as a distribution, resulting in a $32 million charge to the Company's contributed surplus (note 5).

20.    Commitments:

(a)   The Company enters into agreements with suppliers to provide services and products that include minimum spend commitments. The Company has agreements with certain telephone companies that guarantee the long-term supply of network facilities and agreements relating to the operations and maintenance of the network.

(b)  Pursuant to CRTC regulations, the Company is required to make contributions to the Canadian Television Fund ("CTF"), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenue and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC approved independent production fund. The Company estimates that its total contribution for 2007 will amount to approximately $39 million.

In addition, the Company is required to pay a broadcasting license fee which is based on the fee revenue of each undertaking. The Company estimates that broadcasting license fees for 2007 will amount to approximately $24 million.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

20.     Commitments (continued)

(c)   In addition to the items listed above, the future minimum lease payments under operating leases for the rental of premises, including store transfers from RWI in early January 2007 (note 24(b)), distribution facilities, equipment and microwave towers and commitments for other contracts at December 31, 2006 are as follows:

Year ending December 31:
2007	$240
2008	111
2009	83
2010	67
2011	58
2012 and thereafter	84
$643

Rent expense for the years ended December 31, 2004, 2005 and 2006 amounted to $90 million, $99 million and $98 million, respectively.

21.     Guarantees:

In the normal course of business, the Company has entered into agreements that contain features which meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:

(a)   Business sale and business combination agreements:

As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

21.     Guarantees (continued):

(b)   Sales of services:

As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(c)   Purchases and development of assets:

As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(d)   Indemnifications:

The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers as well as those of its subsidiaries.

The Company is unable to make a reasonable estimate of the maximum potential amount it would be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to these types of indemnifications or guarantees at December 31, 2005 or 2006. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

22.    Contingent liabilities:

(a)   The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company's tax filings are subject to audits which could materially change the amount of current and future income tax assets and liabilities and could, in certain circumstances, result in assessment of interest and penalties.

(b)  There exist certain claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

23.     Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the net income (loss) in each year would be adjusted as follows:

	2004	2005	2006
Net income (loss) for the year based on Canadian GAAP	$(185)	$(147)	$177
Pooling of interests accounting (a)	94	29	-
Amortization and depreciation (a)	-	(7)	2
Pre-operating costs (b)	5	(8)	4
Gain on sale of cable systems(c)	(4)	(4)	(4)
Capitalized interest (d)	2	2	6
Income taxes (g)	-	(1)	68
Financial instruments (h)	(72)	(124)	4
Installation revenues (i)	8	4	9
Installation costs (i)	(5)	(2)	(7)
Stock-based compensation (j)	6	6	-
Net income (loss) for the year based on United States GAAP	$(151)	$(252)	$259
Basic and diluted income (loss) per share based on United States GAAP	$(0.69)	$(1.15)	$1.19

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.      Canadian and United States accounting policy differences (continued):

The cumulative effect of these adjustments on the consolidated shareholder's equity (deficiency) of the Company is as follows:

	2005	2006
Shareholder's equity (deficiency) based on Canadian GAAP	$(507)	$419
Push-down accounting (a)	168	(41)
Pre-operating costs (b)	(11)	(7)
Gain on sale of cable systems (c)	117	113
Capitalized interest (d)	18	24
Acquisition of Rogers Cable Atlantic Inc. ("RCAI") (e)	35	35
Income taxes (g)	-	59
Financial instruments (h)	(265)	(261)
Installation revenues (i)	11	20
Installation costs (i)	(7)	(14)
Shareholder's equity (deficiency) based on United States GAAP	$(441)	$347

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)   Transfer of the operating subsidiaries of Rogers Telecom Holdings Inc.:

On January 9, 2006, ownership in the operating subsidiaries of RTHI and intercompany balances between RTHI and its subsidiaries were transferred from RTHI to the Company (note 2(b)(i)). For Canadian GAAP accounting purposes, the investment in the subsidiary companies and intercompany balances were transferred from RTHI to the Company at their carrying values and prior periods were restated to reflect the financial position and the results of operations as if the Company and the operating subsidiaries of RTHI had been combined since inception.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.     Canadian and United States accounting policy differences (continued):

Under United States GAAP, a transfer of net assets between entities under common control should be accounted for at historical cost similar to a pooling of interests. The historical cost should be the historical cost in the consolidated financial statements of RCI and the financial statements of the previously separate entities should not be combined for periods prior to the date that common control was established. Accordingly, for United States GAAP, the Company has included the results of operations of the operating subsidiaries of RTHI as of July 1, 2005, representing the date that RCI acquired Call-Net. As a result, the net loss under United States GAAP has been reduced by $94 million and $29 million for the years ended December 31, 2004 and 2005, respectively.

In addition, to reflect the assets and liabilities at the historical cost of RCI, the Company has included the effect of the fair value increments recorded by RCI on acquisition. As a result, under United States GAAP, the following amounts were pushed down into the accounts of the Company at December 31, 2005 and 2006, net of accumulated amortization:

	2005	2006
Property, plant and equipment	$(79)	$(39)
Goodwill	171	-
Intangible assets	81	-
Other assets	(7)	(3)
Accrued liabilities	2	1
Effect on shareholder's equity	$168	$(41)

As a result of the push-down accounting, under United States GAAP, the Company has recorded additional (reduced) amortization and depreciation expense of $7 million and ($2 million) for the years ended December 31, 2005 and December 31, 2006, respectively.

During 2006, the Company adjusted the purchase price allocation as a result of a change in the future income tax asset valuation allowance. In connection with the $220 million reduction in future tax asset valuation allowance recorded as a reduction in deficit under Canadian GAAP, an elimination of goodwill of $125 million, a reduction in intangible assets of $86 million and an incremental $9 million recovery was recorded for United States GAAP.

(b)   Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

(c)   Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received was recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40 million before income taxes.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.   Canadian and United States accounting policy differences (continued):

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company's cable systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable systems. Under United States GAAP, the Company included the gain on sale of the cable systems in income, net of related deferred income taxes.

As a result of these transactions, the carrying amount of the above assets are higher and additional amortization expense is recorded under United States GAAP.

(d)  Capitalized interest:

Under United States GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use. Capitalization is not required under Canadian GAAP.

(e)   Acquisition of RCAI:

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition, whereas Canadian GAAP had required such shares issued be valued based on the market price at the consummation date of the acquisition. Accordingly, the seventh preferred shares issued in respect of the acquisition of RCAI in 2001 are recorded at $35 million more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase in the value of seventh preferred shares in the amount of $35 million.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.   Canadian and United States accounting policy differences (continued):

(f)    Unrealized holding gain on investments:

United States GAAP requires that certain investments in equity securities that have readily determinable fair value be recorded in the consolidated balance sheets at their fair value. The unrealized holding gains and losses from these investments, which are considered to be "available-for-sale securities" under United States GAAP, are included as a separate component of shareholder's equity and comprehensive income, net of related future income taxes.

As at December 31, 2004, 2005 and 2006, this amount represents the Company's accumulated other comprehensive income.

(g)   Income taxes:

Included in the caption "income taxes" is the tax effect of various adjustments where appropriate.

(h)   Financial instruments:

Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately.

(i)    Installation revenues and costs:

For Canadian GAAP purposes, installation revenues for both new connects and re-connects are deferred and amortized over the customer relationship period. For United States GAAP purposes, installation fees are immediately recognized in income to the extent of direct selling costs, with any excess deferred and amortized over the customer relationship period.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.   Canadian and United States accounting policy differences (continued):

(j)   Stock-based compensation:

Effective January 1, 2006, the Company adopted the fair value method of recognizing stock-based compensation as prescribed by SFAS 123(R), Share-Based Payments. Prior to adoption of SFAS 123(R), the Company used the intrinsic value method to account for stock-based compensation for United States GAAP. The Company elected to apply the modified prospective transition method as permitted under SFAS 123(R). In accordance with the transition method, the Company has included in its United States GAAP income the cost of the outstanding and unvested stock options commencing January 1, 2006, net of estimated forfeiture rates. For Canadian GAAP, the Company adopted the fair value method of recognizing stock-based compensation expense beginning January 1, 2004.

For the years ended December 31, 2004 and 2005, stock-based compensation expense under Canadian GAAP of $6 million and $6 million, respectively, was not recorded under United States GAAP. There was no stock-based compensation expense for United States GAAP as the exercise price of the stock options granted was equal to the market value of the underlying shares on the date of grant.

In 2006, the Company adopted the provisions of EIC 162 for Canadian GAAP (note 2(b)(ii)). Under EIC 162, the Company was required to restate prior periods for the impact of stock-based compensation issued to employees eligible for retirement before the vesting date. For United States GAAP, upon adoption of SFAS 123(R), the Company is only required to apply the provisions related to employees eligible to retire prior to the vesting date to awards issued after January 1, 2006. The difference between United States GAAP and Canadian GAAP was not significant for the year ended December 31, 2006.

(k)  Statements of cash flows:

(i)   Canadian GAAP permits the disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash working capital in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)  Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the increase in bank advances of $2 million in 2004, the increase in bank advances of $12 million in 2005 and the increase in bank advances of $3 million in 2006, reflected in the consolidated statements of cash flows would be reported as a source of cash in 2004, 2005 and 2006, under the heading "Financing activities" in the consolidated statements of cash flows.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.    Canadian and United States accounting policy differences (continued):

(l)    Statement of comprehensive income:

United States GAAP requires disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholder's equity, except those arising from transactions with the shareholder.

	2004	2005	2006
Net income (loss) for the year based on United States GAAP	$(151)	$(252)	$259
Other comprehensive income (loss):
Unrealized gains (losses) on securities, net of income taxes (f)	(2)	-	-
Realized losses (gains) included in income, net of income taxes	1	(2)	-
Comprehensive income (loss) based on United States GAAP	$(152)	$(254)	$259

(m)  Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2005 and 2006 were $218 million and $413 million, respectively. As at December 31, 2005 and 2006, accrued liabilities in respect of PP&E were $24 million and $60 million, respectively, accrued interest payable totalled $46 million and $45 million, respectively, accrued liabilities related to payroll totalled $17 million and $52 million, respectively, and accrued liabilities for the cost of programming totalled $60 million and $69 million, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.   Canadian and United States accounting policy differences (continued):

(n)  Recent United States accounting pronouncements:

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 were effective for the Company on January 1, 2006. This revised standard did not have a material impact on the results of the Company under United States GAAP.

SFAS No. 153, Exchanges of Non-monetary Assets - an Amendment of APB Opinion 29 (“SFAS 153”), was issued in December 2004. APB Opinion 29 is based on the principle that exchange on non-monetary assets should be measured based on the fair value of assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchange of non-monetary assets that do not have commercial substance. The standard was effective for the Company for non-monetary asset exchanges occurring in fiscal 2006 and was applied prospectively. This revised standard did not have a material impact on the results of the Company under United States GAAP.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 (“Opinion 20”), Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes to Interim Financial Statements (“SFAS 154”). The statement applies to all voluntary changes in accounting principles, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principles. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 was effective accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This standard did not have a material impact on the results of the company under United States GAAP.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.   Canadian and United States accounting policy differences (continued):

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109. This interpretation prescribes the measurement and recognition criteria of a tax position taken or expected to be taken in a Company's tax return. This interpretation is effective for the Company beginning January 1, 2007. The Company is currently assessing the impact of this standard.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This new standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. This new standard is effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of this standard.

24.    Subsequent events:

(a)   Transfer of real property to RCI:

On January 4, 2007, the Company transferred certain real property having a carrying value of approximately $43 million to RCI in exchange for cash consideration of $66 million, which represented fair value.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

24.    Subsequent events (continued):

(b)  Acquisition of RWI retail and FIDO stores:

Effective January 2007, the Rogers Retail segment of the Company acquired the assets of approximately 170 RWI retail locations with a carrying value of approximately $20 million, for cash consideration of $73 million, which represented fair value. Rogers Retail will provide customers with a single direct retail channel featuring all of the wireless and cable products and services of RWI and RCAB.

(c)   Termination of the capital distribution to RCI:

Effective January 1, 2007, the company will no longer distribute $6 million per month on a regular basis to RCI.

(d)   Repayment of the Company's 7.60% senior secured second priority notes:

On February 6, 2007, the Company repaid, at maturity, the aggregate principal amount outstanding of the $450 million 7.60% senior secured second priority notes, plus accrued interest, for a total of $467 million.

(e)   Segmented reporting:

Beginning in 2007, the Cable and Internet and Rogers Home Phone segments of the Company will be combined to align with changes in management and internal reporting implemented in 2007.

          (f)    On March 6, 2007, Moody’s Investor Service upgraded the Company’s senior secured debt rating to “Baa3” and on February 27, 2007, Fitch Ratings upgraded the Company’s senior secured debt rating to “BBB-”. As a result, since March 6, 2007 the Company has two required investment grade ratings on its senior secured debt, which allows the Company, at its discretion, to release the security on all of its senior secured debt as described in note 13(a).